Exhibit 10(a)

Report of the Board of Executive Directors

[PHOTO]

CHARACTER RECOGNITION

reading at the speed of light

Bydgoszcz, Poland, spring 2000: Seven million pensioners have their pension paid out each month by the Polish Post Office. That means that seven million completed and signed forms pass through the central cashier’s department of the Polish Post Office every month. There the data are checked and transferred by hand into the financial systems that the Post Office uses to settle the various social security payments.

The demand for fast, error-free processing has long outpaced the capacity and possibilities of the departments that are responsible for the processing work. Something has to change. The entire system needs to be overhauled. Or the inspection work needs to be automated.

But who can replace the eyes, hands and know-how of the human checker?

[PHOTO]

The latter questions brings Océ Document Technologies into the picture. With their optical character recognition systems they have already created a sensation by taking only a few minutes to read in without error hundreds of census forms that had been filled in by hand – a job that would have taken days for a human to complete. Their RecoStar systems effortlessly select the right data from different forms, Interpret them and store them away. Their high-end equipment even features two character recognition devices that operate in competition with each other and then agree on the best interpretation. At the moment the RecoStar in Bydgoszcz processes 400,000 forms per day, scans them, seeks out key data, processes them in the system and archives them. More than 85% of these forms are read without error. The remainder still require a human eye. The Polish Post Office is convinced. As are banks, universities, insurance companies and tax authorities all over the world.

Océ helps customers to optimize their business processes

Vision and strategy

Vision

In the strategically relevant market segments Océ aims to be one of the top-three suppliers of innovative and high-quality products and services for the printing and management of documents in professional environments.

Only by being an innovative and reliable partner and by concentrating all its efforts on those market segments in which the company can optimally exploit its core capabilities in document printing and document management can Océ occupy the leading positions that are needed, now and in the future, to meet the needs of all its stakeholders: customers, shareholders, employees, partners and society as a whole.

A strong Océ is therefore essential for each of these stakeholders:

–	In the strategically relevant market segments Océ aims to be one of the top-three suppliers.

Only a leading player is able to make the investments that are needed to offer its customers the best solutions in the future as well.

–	Océ aims to achieve returns that will ensure that the company is positioned amongst the top suppliers in its industry.

To realise a sufficient return for its shareholders, Océ must possess sufficient scale.

–	Océ aims to offer an inspiring working environment.

For employees it is important that the company is profitable and is able to grow and renew itself. That will guarantee sufficient opportunities to develop further within the organisation.

–	Océ aims to build a network of partnerships that is one of the strongest in the industry.

Building successful partnerships calls for considerable commitment from all partners. Partnerships will therefore only be established if all parties are convinced that their shared future will be a healthy one.

–	Océ aims to conduct its business in a way that contributes to the sustainable development of society.

A strong company is able to achieve its objectives in a way which makes a positive contribution to the development of society and which will also allow future generations to fulfil their ambitions and needs. This conviction fits within a long-term perspective. The company’s 125-year history – but certainly also its current business practice – demonstrates that Océ takes its responsibilities in this area extremely seriously.

Trends

Economy In 2002 the economy was again under pressure in all major markets in which Océ is active. At the start of the year under review a modest recovery in the economy was still expected for the second half of the year. That expectation did not materialise. In its report of December 2002 the OECD predicted that in 2003 there would be a very limited growth in the Gross Domestic Product of Océ’s most important markets, varying from 1.5% (Germany) to 2.6% (United States). A recovery is not foreseen by the OECD before the end of 2003.

In view of this not very favourable outlook, the willingness to invest by the customers is not expected to increase over the short term, which also means that sales of machines will not recover in full. Océ’s order portfolio at the beginning of 2003 still does not show any clear improvement either. In 2002 sales of machines accounted for approximately 30% of Océ’s revenues. As time passes, however, the decline in machine sales also starts to impact on the service revenues that are generated by the machines that have been installed in the market. However, the (postponed) need for replacement investments continues to exist and the quality and possibilities of the new Océ machines and systems that were recently launched will certainly provide support for sales. Océ therefore anticipates that it will at least be able to maintain its position in the market.

Vision and strategy

Customers The use of (paper) documents and the requirements they have to meet are changing. Whereas previously it was a matter of copying and then distributing, documents are now distributed first in digital form (mostly via e-mail), then retrieved, looked at and printed out if and when required. Printing-on-demand and personalised documents are taking the place of big print-runs and generic documents. In order to be able to work efficiently, customers are increasingly asking for a complete integration of paper and digital document flows. As a result demand is shifting away from stand-alone machines towards complex systems for the management of documents. This process is being accelerated by the continued growth in the production of information. At the same time the use of colour is becoming an increasingly indispensable element in document flows. Despite the steadily growing document flow, the demand for machines, both colour and black-and-white, appears to be cyclical.

Technology Digitisation has triggered various technological changes.

Digital documents are increasingly replacing paper documents. Network printers and multi-functional machines are replacing stand-alone copiers. Printing technology is developing more and more into a commodity: its costs are coming down, print quality is getting better and affordable colour technology – of a high quality – is available. So that they can continue to stand out from other offerings, systems are being tailored more and more to meet the specific customer demands in a segment. Modular and scaleable systems provide the solution to this. In parallel with these changes, software is occupying an increasingly important place in the development of products and systems.

Competition New suppliers are entering Océ’s markets: manufacturers of offset printing presses are expanding into the area of digital printing, whilst Japanese companies are strengthening their presence in Europe and North America and are also focusing their attention on the production printing segments. Competitors from the low volume market are moving into the higher-end segments of Technical Document Systems and Corporate and Commercial Printing. In addition, system houses are offering printers as part of a total package. Amongst suppliers of hardware there is an increasing trend towards the out-sourcing of manufacturing operations. More and more often, production is being carried out in low-wage countries.

Strategic objectives

To put its vision into concrete terms and to ensure that progress towards achieving this vision is made measurable for each stakeholder, Océ has defined clear objectives. Océ evaluates its internal plans as to the extent to which they contribute towards achievement of these objectives.

Customers Océ aims to occupy a leading position world-wide in professional print and document management environments in the following ways:

–	by strengthening its leading position in black-and-white wide format printing and by acquiring a leading position in Display Graphics Systems and other colour applications;

–	by growing to become one of the top-three players in the area of production printing in corporate and commercial environments;

–	by developing into a strong supplier of services in the area of document management, i.e. by becoming one of the top-three players in Facility Services and one of the leading suppliers of Software & Professional Services for the management of documents in selected market segments.

Océ aims to improve customer satisfaction further. In concrete terms this means that Océ’s ambition is to ensure that at least 90% of its customers indicate that they are satisfied with the service that Océ provides.

Vision and strategy

Shareholders The company’s objectives of a 12% return on total assets (ROA) and an 18% return on equity (ROA) remain unchanged. Achievement of these targets is being sought, amongst other things, by taking the following actions:

–	phasing out the low volume activities in the office environment;

–	outsourcing the lease portfolio, which leads to a reduction in working capital requirements;

–	bringing down inventories and reducing the level of debtors;

–	expanding its activities in less capital-intensive areas such as Facility Services.

On balance, the developments outlined above may have the effect of depressing the gross margins and operating income. However, the rate of turnover of assets will increase as a result of the significant reduction in assets, thanks in particular to the outsourcing of the lease portfolio. ROA is the product of operating income as a percentage of sales and the turnover of the total assets (operating income/sales x sales/total assets). As described in previous annual reports, achieving a 12% ROA means seeking an operating result as a percentage of sales of 10 or more and a turnover of total assets of at least 1.2. In a situation in which the lease activities have been completely outsourced and in which the other planned strategic and operational actions have been implemented, the above ratios will alter and amount to around 6% and 2.0 respectively.

Employees Océ fully subscribes to the importance of good and well motivated employees who are capable of taking up the challenges of today as well as those of the future.

Océ seeks to become one of the most attractive organisations to work for. Within the Nether-lands this implies that Océ aims to be amongst the top-ten most attractive companies for university graduates and aims to occupy a top-five position as regards recruitment of technical specialists. In important markets outside the Netherlands the company aims to offer an attractive alternative to working for local employers.

Océ will focus, even more than in the past, on recruiting the best employees and on structurally offering development opportunities in directions which are crucial for the future of Océ and which bring out each employee’s individual talents to the full.

Partners The importance of partners is becoming ever greater for Océ. Océ therefore pursues an active policy with the aim of creating a strong network of partners who add value to the products and services. This is achieved in the following ways:

–	by cooperating in the technological area with the best specialists in the industry;

–	by selecting high-quality suppliers and by contracting work out to strong partners;

–	by cooperating with market players who help to assure a wider spread of Océ products and standards;

–	by transferring lease activities to specialised partners.

Society As Océ wishes to make an active contribution to the sustainable development of society, the company is a signatory to the principles of the UN Global Compact and has committed itself to implementing the principles that form part of it. In addition, Océ makes systematic efforts to reduce the impact of its products on the environment.

Vision and strategy

Perspective

The overview below shows the results of the actions that have been taken and still have to be taken to achieve the objectives over the short, medium and long term.

The actions with a time-horizon covering the next 1-3 years are focused on improving profitability by further strengthening Océ’s leading position and by phasing out those positions in which Océ cannot achieve leadership.The actions are also aimed at optimising the company’s operational processes. The ultimate aim is to be able to supply increasingly better products and services to the customers.

For the medium term (3-5 years) Océ is concentrating on safeguarding a strong position in growth markets and application areas such as Display Graphics, Facility Services and colour. This also involves the supply and ongoing development of products and services for those markets, together with Océ’s partners. Océ devotes particular attention to providing support to its customers, so that they can make optimum use of the new possibilities, and to the development of employees, so that they too are prepared for the future.

The actions that have now been initiated are focused on the long term and are aimed at creating options for future growth by enlarging the position of software and services for the selected segments in the professional document management market. In this case Océ is guided on the one hand by the expected needs of customers in market segments of relevance to Océ and, on the other, by growth opportunities that link up with Océ’s core capabilities, i.e. innovation and direct contact with customers. Océ’s activities in the steadily developing professional market for document management are good examples of this. Here again an important role will be played by Océ’s partners.

Strategic perspective	Expanding the position in Software & Professional Services > 5 years

Safeguarding the position in growth markets 3-5 years

Strengthening leading positions and profitability 1-3 years

Financial review

Results

Total revenues were € 3,176 million, which is 1.8% lower than in the previous financial year. On an autonomous basis the decrease was 3.1%; exchange rate effects were negative (–2.1%) and acquisition effects positive (+3.4%).

In 2001 revenues amounted to € 3,234 million, an increase of 0.3% (2000: € 3,224 million). Operating income increased slightly to

€ 226 million. Last year operating income went down by 20% to € 225 million (2000: increase 14% to € 282 million).

Net income was 7.1% higher than in 2001 and amounted to € 112.5 million. On a per ordinary share basis net income increased by 8.8% to € 1.30 (2001: € 1.19 before exceptional items and 2000: €1.76).

Expenditure on Research & Development rose by 5.6% to € 215 million, which corresponds to 6.8% of total revenues (2001: € 203 million and 6.3% of total revenues and 2000: € 199 million and 6.2%).

Gross capital expenditure on property, plant and equipment amounted to € 116million (2001: € 130 million and 2000: € 114 million). Depreciation and disposals amounted to € 110 million (2001: € 115 million and 2000: € 136 million). The cash flow before financing activities and dividend (free cash flow) amounted to € 338 million (2001: € 173 million and 2000: – € 19 million).

In Digital Document Systems revenues decreased by 3.0% to € 2,155 million. On an autonomous basis revenues were 2.1% lower than in the previous year. Sales of machines were down by 18%. This occurred despite the introduction of the Océ DPS 400 and the Océ DPS 700, which reflects how the slowdown in growth impacted on this market segment.

In 2001 revenues increased 1.2% to € 2,222 million and in 2000 revenues amounted to € 2,186 million.

In the market for Facility Services revenues increased by 17%. This increase occurred both in the United States and in Europe. In the previous year revenues increased 25% (2000: 48%).

In Wide Format Printing Systems revenues remained the same as those of the previous year (€ 1,021 million). If acquisitions and exchange rate effects are excluded, revenues were 5.2% lower. Sales of machines decreased by 13% due to the postponement of investment decisions by customers.

In 2001 revenues went down by 1.6% to € 1,012 million and in 2000 revenues amounted to € 1,038 million.

In Technical Document Systems Océ retained its market share and leading position in black-and-white. Software and services largely compensated for the decrease in machine revenues.

In Display Graphics, where Océ now holds a top-three position in the mid-volume and high volume segments, the integration of the businesses acquired in December 2001 has been completed.

Revenues of Imaging Supplies lagged behind those of the 2001 financial year and 2001 were practically the same as in 2000. Rationalisation and renewal of the product ranges, especially those of Arkwright, Inc. in the United States, appear to be bearing fruit.

Dividend

We propose, as in 2001 and 2000, for the financial year 2002 to distribute a dividend of € 0.58 per ordinary share of € 0.50 nominal. This dividend involves an amount of € 48.5 million (2001: € 48.8 million). If the General Meeting of Shareholders adopts this proposal the final dividend will amount to € 0.43; the interim dividend amounted to € 0.15.

It is proposed to distribute the final dividend fully in cash. The pay-out ratio amounting to 44.5% of net income (2001: 48.1% before exceptional items and 2000: 33.4%) is higher than the standard set in the dividend policy (33%).

Financial review

Prospects

The development of the economy remains uncertain and, linked to that, the willingness of our customers to make investments in our products and services. To date there are no indications that any significant improvement will occur in this situation over the short term. In view of this uncertainty and given the prevailing market conditions we feel it is not possible to give a forecast for 2003.

The restructuring measures that we have initiated will bring a further reduction in operating expenses in 2003.

It should be noted, however, that the relative weakness of the US dollar and an increase in pension premiums will tend to depress the result for 2003.

The new market-focused organisation structure, backed by the launch of several major new products, has a positive effect on Océ’s competitive strength. That will put Océ in the best possible position to seize the opportunities that arise when the market picks up.

Finance

Revenues In 2002 total revenues amounted to € 3,176 million. On an autonomous basis revenues decreased by 3.1%. Revenues from sales amounted to € 1,792 million, which was 2% down on the previous year. Last year revenues from sales amounted to € 1,836 million, which was 3% down on 2000 revenues of € 1,893 million. Earnings from rental and service decreased by 0.4% to € 1,267 million (2001: increased 5% to € 1,272 million). Interest income from financial leases decreased by 7% to € 117 million. In 2001 increased 8% to € 125 million and in 2000: € 115 million).

Facility Services activities currently contribute 13% of revenues, as compared to 11% in 2001 and 9% in 2000.

For Imaging Supplies these percentages were 11% in 2002 and 12% in 2001.

Gross margin The gross margin amounted to 41.8%, which was higher than in 2001 (40.7% and equal to 2000 (41.8%). Thanks to foreign currency hedging a positive effect of 1.1% was achieved. In addition, the effect of capacity under-utilisation as a result of lower machine sales was offset by lower costs and the phasing out of poorly performing activities.

[TOTAL REVENUES GRAPH]

[OPERATING INCOME GRAPH]

Financial review

Information by strategic business unit (x € million)	Wide Format Printing Systems			Digital Document Systems			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Total revenues	1,021	1,012	1,038	2,155	2,222	2,186	3,176	3,234	3,224
Operating income	97	98	103	129	127	179	226	225	282
Assets	803	809	828	2,048	2,319	2,388	2,851	3,128	3,216

Total revenues by geographical areas	2002		2001		2000
	total revenues x € million	as %	total revenues x € million	as %	total revenues x € million	as %
United States	1,298	41	1,333	41	1,287	40
Germany	371	12	392	12	405	13
Netherlands	278	9	279	9	260	8
United Kingdom	238	7	219	7	219	7
France	209	7	220	7	220	7
Rest of Europe	554	17	568	17	595	18
Rest of the world	228	7	223	7	238	7

Total	3,176	100	3,234	100	3,224	100

The average interest realised on the lease portfolio amounted to 10.7% (2001: 10.7% and 2000: 10.5%). In the financial lease contracts the interest percentage is fixed for the entire duration of the contracts.

Operating income Operating income increased by 0.6% to € 226 million (2001: € 225 million and 2000: € 282 million). This is equivalent to 7.1% of total revenues (2001: 6.9% and 2000: 8.8%) and corresponds to 7.6% of the average balance sheet total (2001: 7.1% and 2000: 9.1%).

Research & Development (R&D) Expenditure on R&D rose to € 215 million (2001: € 203 million and 2000: € 199 million). This corresponds to 6.8% of total revenues (2001: 6.3% and 2000: 6.2%). In 2002 a repayment liability in respect of the development credit was added to R&D expenditure for the colour printer that was launched in 2001 (€ 3.0 million, in 2001: € 2.3 million and in 2000: nil). Further repayment liabilities are dependent on the future sales of this colour printer.

[OPERATING INCOME AS % OF TOTAL REVENUES GRAPH]

[EXPENDITURE ON RESEARCH & DEVELOPMENT GRAPH]

Financial review

General administrative and selling expenses The general administrative and selling expenses increased from € 877 million in 2000 to € 893 million in 2001 and decreased to € 890 million in 2002 (–0.4%). Expressed as a percentage of total revenues these expenses remained practically the same as in 2001 and in 2000. On an autonomous basis these expenses decreased by 3% thanks to tight cost control.

Financial expense (net) Financial expense (net) (the balance of interest paid and other interest received) rose from € 61 million in 2000 to € 69 million in 2001 and went down to € 54 million in 2002. The decrease in financial expense (net) is caused by a reduction in loans and lower interest rates. At an average interest rate of 5.25% (2001: 5.65% and in 2000: 5.30%) the average interest-bearing capital decreased by € 23 million in 2001 to € 1,161 million and in 2002 by € 169 million to € 992 million.

Interest income from financial leases amounted to € 117 million in 2002 (2001: € 125 million and 2000: € 115 million).

Income taxes The average taxation charge amounted to 33.4% (2001: 31.1% and 2000: 30.3%). A further increase in the tax charge is expected in the years ahead.

Net income Net income from ordinary activities went up by 7.1% in 2002 to € 112.5 million (in 2001 it fell by 31% to € 105 million), this corresponds to 12.4% of the average shareholders’ equity (2001: € 105 million and 11.1% and 2000: € 152 million before exceptional items and 16.8%). As a percentage of total revenues, net income amounted to 3.5% (2001: 3.2% before exceptional items and 4.7% in 2000). Basic earnings per share, calculated on the basis of the average number of ordinary shares outstanding, increased by 8.8% to € 1.30 (2001: € 1.19 before exceptional items and 2000: increased by 14% to € 1.76).

Breakdown of commercial and financial activities

In 2002 Océ’s activities were again characterised by a combination of commercial and financial services, each with their own income profile and balance sheet characteristics.

In assessing the financial position of the company as a whole, a distinction must be made between these two types of activities. The revenue from financial activities is formed by the interest from financial leases. The costs comprise the costs of financing the lease portfolio and the administrative and selling expenses. Where the financial activities are financed from interest-bearing capital, it has been assumed that this has been done fully on a fixed-interest basis.

The costs of financing are then allocated on the basis of the average amount of fixed interest-bearing capital. For the administrative and selling expenses, including provisions for doubtful debtors, a cost level has been applied which corresponds to that of external captive lease companies with similar activities. After expiry of the lease contracts the machines, provided they have not been written off in full, are transferred to the commercial activities at their residual book value. For the financing of the financial activities a ratio of 0.15 between the equity and the balance sheet total is used. This ratio is likewise derived from captive companies in the financial services industry which publish their own annual accounts. The remaining part of the equity is allocated to the commercial activities.

The table on the next page gives a breakdown of the salient financial figures for the two company activities.

Financial review

	2002	2001	x € million
Commercial
Revenues	3,059	3,109
Gross margin	1,212	1,192
Operating income	142	135
Financial expense (net)	10	17
Result before taxation	132	118
Income taxes	44	37
Result after taxation	88	81
Net income	86	*79
Shareholders’ equity	754	732
Minority interest	40	41

Group equity	794	773
Interest-bearing liabilities	63	254
Provisions and other liabilities	961	925

Balance sheet total	1,818	1,952
Ratios
Operating income as % of average balance sheet total	7.5	6.8	per cent
Net income as % of average shareholders’ equity	11.5	10.2
Shareholders’ equity as % of balance sheet total	41.5	37.5
Financial
Interest from financial leases	117	125
General administrative and selling expenses	33	35
Financial expense (net)	44	52
Result before taxation	40	38
Taxes	13	12
Result after taxation	27	26
Shareholders’ equity	155	176
Interest-bearing and other liabilities	878	1,000

Balance sheet total	1,033	1,176
Ratios
Operating income as % of average balance sheet total	7.6	7.5	per cent
Net income as % of average shareholders’ equity	16.1	14.7
Shareholders’ equity as % of balance sheet total	15.0	15.0

*	Based on figures before exceptional items in 2001.

Financial review

Geographical spread of assets	2002		2001
	x € million	as %	x € million	as %
United States	885	31	1,000	32
Netherlands	625	22	586	19
Germany	450	16	538	17
United Kingdom	237	8	262	8
France	178	6	201	6
Rest of Europe	361	13	422	14
Rest of the world	115	4	119	4

Total	2,851	100	3,128	100

Use of funds and finance

Gross capital expenditure In 2002 Océ’s gross capital expenditure on property, plant and equipment amounted to € 116 million (2001: € 130 million and 2000: € 114 million). Depreciation and disposals amount to € 110 million (2001: € 115 million and 2000:

€ 136 million).

Rental equipment and financial lease receivables The book value of rental equipment decreased by € 60 million to € 119 million (a decrease of 34%), and in 2001 decreased by € 54 million to € 179 million (a decrease of 23%). The capitalised value of financial lease receivables (including short term accounts receivable) decreased from € 1,175 million in 2000 to € 1,153 million in 2001 and to

€ 1,013 million in 2002 (a decrease of 12%). This decrease was partly caused by the sale of a part of the lease portfolio. The aggregate value of rental equipment and financial lease receivables decreased by 15% and represented 39.7% of the balance sheet total (2001: 42.6% and 2000: 43.8%).

The balance sheet value of rental equipment is calculated on the basis of manufacturing cost less straight-line depreciation. Financial lease receivables are valued at the net present value of the contracted lease instalments plus the residual value.

Interest-bearing capital At the 2002 year end the interest-bearing capital amounted to € 843 million (2001 year end: € 1,141 million and 2000: € 1,220 million). Of this amount, € 757 million (90%) has been taken out over the long term (2001: € 754 million (66%) and 2000: € 854 million (70%).

Group equity Compared to 2001 Group equity remained constant at € 949 million (2000: € 1,031 million). Changes in Group equity in 2002 were the result of distribution of dividend charged to General reserve (– € 52 million), exchange rate movements (– € 49 million), purchase of shares in the company (– € 6 million), addition to net income (+ € 112 million) and other movements (– € 5 million). Group equity as a percentage of the balance sheet total amounted to 33.3% (2001: 30.4% and 2000: 32.1%). Due to a decrease in interest-bearing borrowings, the ratio between interest-bearing debt and Group equity was 89:100 (2001: 120:100 and 2000: 118:100).

[RENTAL AND LEASE GRAPH]

[FREE CASH FLOW GRAPH]

Financial review

Statement of cash flow*	2002	2001	x € million
Cash flow from operations	446	348
Cash flow from investment activities	–108	–175
Free cash flow (before dividends and financing activities)	338	173
Financing activities and dividends	–356	–147
Exchange rate effects	15	–7

Change in cash	–3	19

*	For details see pages 72 and 73.

Shareholders’ equity per ordinary share calculated on the basis of the average number of ordinary shares outstanding at the end of the financial year, amounted to € 10.21 (2001: € 10.13 and 2000: € 10.91).

Cash flow The cash flow from operational activities amounted to € 446 million and improved strongly by € 98 million compared to the previous financial year. In 2001 the cash flow from operating activities amounted to € 348 million and improved strongly by

€ 309 million compared to 2000 (€ 39 million).

This improvement was the net result of higher net income, trade creditors and movements in other working capital items on the one hand, and of lower (net) investments in rental machines and of the significantly lower levels of stocks, provisions and debtors on the other. The measures taken to reduce stocks clearly made themselves felt.

The cash flow from investment activities amounted to – € 108 million (2001: – € 175 million, 2000: – € 58 million). This development is due to acquisitions, investments in intangible assets and in property, plant and equipment and the sale of the financial lease portfolio.

The cash flow from financing activities amounted to – € 356 million (2001: – € 147 million and 2000: 9 million). Interest bearing debt was substantially reduced compared to the previous year (– € 298 million). Purchase of the company’s own shares to cover commitments under the Océ StockOptionPlan involved a cash outflow of € 6 million (2001: € 24 million).

The dividend paid in cash was € 48.5 million (2001: € 48.8 million and in 2000: € 40.7 million). The dividend paid to the holders of preference shares was € 3.5 million in 2002, 2001 and 2000.

Credit facilities At the end of the financial year a total of € 961 million of unused credit facilities in the form of multi-year stand-by credit contracts were available to the Océ Group (2001: € 892 million and in 2000: € 906 million).

[CASH FLOW AND BASIC EARNINGS PER SHARE GRAPH]

[DIVIDEND PER SHARE GRAPH]

Financial review

	2002	2001	x €s million
Investments in:
Property, plant and equipment (net)	101	107
Intangible fixed assets	19	43
Rental equipment (net)	30	50
New financial lease receivables	394	438

Total	544	638

Financial leases

General Lease programmes represent an important marketing instrument for Océ. More than 50% of its machine sales are financed via financial leases. Leasing forms an indispensable component of the ‘one-stop shopping’ concept that Océ offers. Océ has to date mainly handled the financing and administration of its leasing activities itself. Research conducted in 2001 showed that financial partners are able (thanks to their specialisation and scale of operation) to offer Océ’s customers additional benefits, yet without having to abandon the one-stop shopping concept. Océ is and will remain the face to the customer by continuing to use the Océ logo, the Océ sales force and the Océ service organisation. Océ has decided to out-source its lease portfolio and at the same time to retain the Océ identity towards the customer by applying the private label concept.

The basic principle remarks that the relationship with the customer is not disrupted.

The improvement of the offering of financial products will not only give Océ greater commercial opportunities but will also offer it the possibility of focusing investments on its core activities and making improvements in transparency, return on assets (ROA) and return on equity (ROE).

[INVESTMENTS GRAPH]

Partners For the reasons described above Océ concluded a private label partnership agreement with Telia Finans AB for Scandinavia at the end of 2001.

In 2002 a framework agreement was concluded with De Lage Landen International B.V. (DLL), a subsidiary of Rabobank.

The agreement with DLL, just like the transaction with Telia Finans AB, relates to new and existing financial leases for which the risks & rewards are transferred to the financial partners. In 2003 the intention is to conclude specific agreements in the Netherlands, Belgium, France, Germany, Spain and the United Kingdom. The cooperation with DLL will commence in the first quarter of 2003 with new leases. The transfer of the existing lease portfolio in each country will be effected as quickly as possible, but must be accomplished within the constraints set by the possibilities that are available to Océ’s customers. Océ is seeking to achieve a gradual transfer of its European portfolio within a period of one to two years.

United States In the United States the lease portfolio will likewise be transferred to external partners over the course of the next two years. The way in which this will be done, and its timing, will depend in part on the experiences gained in Europe.

Impact During the year under review leases worth € 81 million were already outsourced to external partners. Expectations are that by the end of 2003 around € 400 million of the portfolio(s) will have been transferred. Thanks to the gradual transition no abrupt shocks will occur in the balance sheet or in the statement of operations. All things being equal, the expectation is that the balance sheet will be substantially shortened and that

Financial review

Commercial versus financial results		2002	2001	2000	1999	1998	x € million
Operating income (EBIT)	Commercial	142	135	200	177	181
	Financial	84	90	83	71	64

	Total	226	225	283	248	245
Net income	Commercial	86	79	128	113	115
	Financial	27	26	24	19	14

	Total	113	105	152	132	129
Cash flow before	Commercial	236	137	38	1	30
financing activities	Financial	102	36	–57	–38	–105

	Total	338	173	–19	–37	–75
Return on total	Commercial	7.5	6.8	10.5	10.0	11.0	as	%
assets (ROA)	Financial	7.6	7.5	7.4	7.1	7.1

	Total	7.6	7.1	9.1	8.8	9.5
Return on equity (ROE)	Commercial	11.5	10.2	17.4	18.1	19.8
	Financial	16.1	14.7	14.3	12.6	10.9

	Total	12.4	11.1	16.8	16.9	18.1

interest income, interest expenses and the other costs relating to the leasing business will (largely) disappear. The sale of the portfolio(s) in the individual countries will not take place at below their book value. The proceeds from the sale of the lease portfolio are sufficient to pay off all existing loans. The financing space thus created will be used to strengthen the company’s activities and thereby enhance shareholders’ value, in the following order of priority: reduce debt, invest in assets enabling the company to reach target returns and other options such as the purchase of the company’s own shares.

To give an impression of the results of the commercial and financial (lease) activities, an overview is given above of the operating income (EBIT), net income, the cash flow before dividend and financing activities (free cash flow), return on total assets (ROE) and return on equity (ROE) over the past five years.

Accounting The lease programmes that are made available in the market can be split into financial leases and operational leases. The latter type are also referred to as rentals. In the case of financial leases the economic risk passes to the customer. The duration of these lease contracts is three to six years and is usually nearly equal to and sometimes even longer than the depreciation period applicable to the relevant machines. As a result the residual value risk is limited.

At the moment when the financial lease contract is signed, the selling price of the machine is recorded as revenue in the form of the net present value of the financial lease instalments. During the contract period the interest income is booked as revenue. Revenues from maintenance and service are accounted for separately. In the case of an operational lease contract machines are rented to customers for durations of, normally, one to three years. The rental instalments from these contracts are included in the revenue for the reporting period in which they fall due. The rental instalments cover the cost of use, servicing and interest.

[PHOTO]

MAILBOX

your own personal P.O. Box

[PHOTO]

Venlo, 1990. Every office is already familiar with the copier installed in the corridor. It’s a walk-up copier that everyone in a department can use to make a copy. But by that time the R&D staff at Océ had started to develop an entirely innovative concept: centrally installed printers that can receive their print instructions from any workstation. The logical counterpart of the departmental copier. Maximum efficiency. There’s one snag: If you don’t find a way of preventing it, all print jobs will end up mixed together in a big pile, including documents that are not meant to be seen by others.

In a period when networks are still few and far between and when memory capacity is very expensive a solution is found after all:

[PHOTO]

A printjob server is developed which first keeps all jobs in memory. Storing them in a separate folder for each user, just like the P.O.

Box in the post office. As soon as the user arrives at the printer, he or she can make all the required adjustments to the settings and then print the job. Quickly, and in complete privacy. The mailbox is born.

Since the Océ 3165, the first digital printer/copier, was introduced on the market in the mid-1990s, the mailbox has become a familiar concept in the countless offices. The next generation is meanwhile ready for market launch: with numerous extra printing and finishing options, compatible with all printer languages and still extraordinarily efficient and user-friendly. A real Océ solution.

Océ surpasses the market by innovative moves.

Developments by market segment

Introduction

Océ is active in various market segments, each having its own characteristics. There are, for example, big differences in size, growth and trends which influence how these markets develop. Developments in the market segments that are of strategic relevance for Océ are described below.

Corporate & Commercial The production of information and documentation continues to grow. Documents are increasingly distributed in digital form, and are only printed out later. High volumes are still printed centrally or are contracted out to commercial print shops.

The commercial market segment is growing fast because of the increasing demand for personalised documents and printing-on-demand. This effect is being strengthened by the falling costs and higher quality of digital printers, and it is taking place at the expense of the traditional offset market.

Océ, with its high-quality products and integrated systems, holds a leading position in these growth segments, which include marketing services and digital newspaper printing.

Facility Services A clear tendency exists within big corporations to concentrate on their core activities and to contract out their non-mainstream activities to specialists. Repro departments, for example, are contracted out to partners who can also manage complex document processes in an efficient and effective way. This guarantees the flexibility needed to handle constantly changing user requirements, such as printing in colour and document management.

Océ has already built up a strong position in Facility Services and is excellently positioned to expand this further through the innovative combination of processes, products and services.

Document management Document management is the working area of the Software & Professional Services business group. Expectations for this market are high, despite the poor economic climate. Businesses feel the need to structure and use their know-how and documents in an efficient way. In addition, trends such as decentralised printing and printing-on-demand help to give digital documents an increasingly important role compared to paper documents. In a number of countries it is in fact already compulsory for certain government documents to be archived in digital form.

Océ is responding to this via its Software & Professional Services business group by offering document management systems that link up closely with its hardware products. In addition, Océ intends to expand its position further within the document management segment.

Technical Documents The primary processes in the market for technical documents and the related requirements that are set for document flows are changing. Though more documents are being produced, these are printed out less often and are increasingly being printed in decentralised locations. The total print volume is growing slightly. Scanning and digital archiving are becoming ever more important. The share of colour is growing, and with it the importance of inkjet printers. At the end of 2002, therefore, Océ launched the Océ TCS 400 wide format colour printer.

The position held by Océ in the Technical Document Systems market is being reinforced by the development of specific software.

Developments by market segment

Display Graphics Even more than in other markets, the growth in Display Graphics will be driven by consumables such as ink and media. Since advertisers are personalising their campaigns, this creates a demand for shorter print-runs. Thanks to new technologies, which enable lower costs, higher speeds and better quality, printers are being increasingly used to handle this work instead of traditional offset machines. Printers also make it possible to perform less complex print jobs in-house. In this highly fragmented market a process of consolidation is occurring, partly due to the reduced advertising spend caused by the static economy.

Océ is playing a leading role in this consolidation battle.

Wide format media Although the total consumption of wide format media is growing slightly, major shifts are taking place in the market. The market for wide format paper rolls is shrinking. However, this is more than compensated by the growth in CAD/inkjet rolls demand. The market for special media for Display Graphics applications is growing strongly. On the distribution side, too, shifts are taking place as suppliers increasingly make direct deliveries to end-users. This is also being facilitated by web-based ordering systems.

Océ, as a supplier of hardware products based on its own technology, is excellently positioned to strengthen its leading position in this market via its Imaging Supplies business group.

Digital Document Systems

During the year under review Océ combined the strategic business units Document Printing Systems (DPS) and Production Printing Systems (PPS) to form the strategic business unit Digital Document Systems (DDS). By doing this Océ is linking up with the market developments which result, for example, from new technical possibilities that are leading to substantial changes in the customer’s environment. Within the new DDS strategic business unit four business groups have been created which are tailored to serve specific types of customers or market activities. Océ is focusing in this environment particularly on the print markets that require high volumes and speeds.

The most important reasons for the reallocation of activities within DDS were the convergence of the originally highly different markets on which PPS and DPS are active and the need for digital print solutions in the market for commercial printing. This tendency was most noticeable in the office environment, where networks are causing a blurring of the borders between use in traditional office environments, in repro departments and in data processing centres. In the new DDS organisation structure a Corporate Printing business group has therefore been formed. This concentrates on organisations in which documents support the primary business processes.

The market segments it serves are finance & communication, public services, educational institutions and trade and industry.

A second business group, Commercial Printing, focuses mainly on customers who use Océ equipment for commercial applications, such as marketing services, quick printers and copy shops, the printing industry and newspaper production.

Separate business groups handle Facility Services and Software & Professional Services respectively; these are relatively new areas of activities which play an important role in Océ’s strategy in the area of document management. Both these business groups emphasise the great importance that Océ attaches to offering products and services that meet the needs of customer-specific document processes.

Developments by market segment

Software & Professional Services focuses on providing support to customers in making the most effective change to digital solutions.

Facility Services focuses on customers who want to outsource printing and copying activities and, to an increasing extent, the complete document management process. Océ’s expertise in the fields of consultancy, software, machines and services give the company a competitive edge.

During the year under review Océ also introduced a complete range of new products which can be widely deployed in the markets selected by DDS. Software and services are accurately tailored to user needs in the various market segments. This was demonstrated during the Océ Open House in Poing (Germany) in November 2002 which was attended by a great many visitors.

Corporate Printing

Characteristics Print solutions for high-production environments and print management solutions, at both departmental and central level.

Océ’s role Providing innovative print and document management products and services to offer organisations the possibility of managing their documents efficiently and effectively.

Customer environments Finance and communication: banks, insurance companies, telecom and utility companies.

Public services: government, health care and education.

Trade and industry: manufacturing, retail and wholesale trade, transport, logistics and consultancy.

Applications Office applications, document production and transaction printing.

During the year under review machine sales decreased, partly as a result of the phasing-out of activities in the low volume segment. Against this, however, the print volume per machine increased. Océ is focusing on placements in higher volume environments.

Recent years have revealed a trend towards a contraction of margins, notably in the low and mid-volumes. This is why a different market approach is needed. This partly explains Océ’s choice for the high and very high volumes. For those volume sectors Océ introduced a series of new products during the year which underline Océ’s tighter market focus.

Launched in 2001, the Océ CPS 700 colour printer, with its seven-colour technology and stable colour quality, is being shipped to market in increasingly bigger numbers. The number of new placements of the Océ DPS 400 printer lagged behind expectations. This was due to the limited willingness to invest on the part of customers.

Since 2002 the DDS machines have been known under the family name of Océ VarioPrint (cutsheet) or Océ VarioStream (continuous feed). This relates to the Océ VarioPrint 2000 series for typical office applications, which is available with various speeds. The latest machine in this series, the multifunctional Océ VarioPrint 2090 (up to 85 ppm), will be brought to market in the first half of 2003. The Océ VarioPrint 5000 (158 ppm) is a cutsheet machine that offers great versatility and high flexibility in terms of input and output. This machine will serve as one of the company’s flagship products, notably in the insurance industry and for printing in corporate data centres. For the most demanding applications the business group can also offer the new Océ VarioStream 6100 as an entry-level system as well as the Océ VarioStream 7000, the successor to the highly successful PageStream series. The Océ VarioStream 7000 is the very latest development in continuous feed systems, featuring a faster speed and excellent print quality.

The existing range and the recent introductions give Océ a unique position in the market. Océ is the only supplier able to offer a complete range of print engines operating at speeds from 45 to 1,200 ppm.

In continuous feed printers Océ is the leading player not only in Europe but also in the United States. At Xplor, the biggest US annual trade fair specialising in document production, the Océ range made a big impression.

Developments by market segment

In the corporate environment digitisation has meanwhile made great advances and its effects are now making themselves clearly felt. Analogue copying again declined during the year under review by 4% as compared to 2001 and now accounts for 41% of revenues. Printers and scanners, incorporated in networks, are one of the underlying reasons for the integration of document processes in the office and in document and transaction print production. Printing is increasingly replacing copying. The use of colour is becoming ever more popular and is expected to be available to everyone in a few years’ time. The role of paper is meanwhile undergoing a distinct change. Paper remains important, but it is increasingly taking on the role of a working and reading document. The creation and storage of documents will increasingly take place on digital media.

In the corporate environment more and more activities are being outsourced. In these cases what are usually big companies hand over the responsibility for the management and production of documents, for example, to Océ specialists in Facility Services. This task also entails the organisational component of document management. It is often also possible to achieve substantial process improvements over the short term via an efficient deployment of a network and hardware and software.

Commercial Printing

Characteristics Print solutions for high-production environments and print management solutions.

Océ’s role Providing hardware, software and services for the management, distribution and printing of documents, with a focus on print-for-pay environments in which consultancy is provided to create total solutions which – possibly in combination with partner solutions – are integrated within the customer’s infrastructure.

Customer environments Marketing services, newspaper publishers, printing industry, copy shops and quick printers.

Applications Personalised mailshots, time-critical and cost-effective printing of limited print-runs of newspapers, printing-on-demand.

The Commercial Printing market has grown considerably in the past few years.

On the basis of the position it has built up amongst copy shops and quick printers and thanks to its leading position in the world of marketing services, Océ has successfully penetrated adjoining areas within the commercial market. Due to the reluctance of most customers to make investments, the number of new placements declined during the year under review. However, revenues from software and services were maintained. Of the machines developed by Océ for this market segment over the past year, the most significant ones are the Océ VarioPrint 5000, the Océ VarioStream 6100 and the Océ VarioStream 7000. Thanks to its great input and output flexibility the Océ VarioPrint 5000 is a strong product offering for the printing industry. Océ VarioStream forms the response to an ever higher demand for print quality in combination with high speed. The Océ VarioStream 7000 (installed in a ‘twin’ configuration) can operate at a speed of 1,200 ppm and with a print resolution up to 600 dpi. The resolution can be easily and quickly adjusted to the required setting thanks to a unique Océ invention. This brings a strong increase in the machine’s productivity and flexibility.

Developments by market segment

The growth of the digital print volume in the working area of the Commercial Printing business group is highest in the Graphic Arts industry and in the digital printing of newspapers. At the moment only a limited proportion of this volume is digitally printed. Together with several major publishing houses, Océ took major steps in 2002 to replace offset with digital printing, which means that making smaller print-runs can also be profitably performed. By offering solutions that help customers to make the transition from offset to digital printing, Océ is today setting the pace in the printing industry.

An important development in the printing industry is formed by the Océ Digital Newspaper Network. As part of this project Océ coordinates a network of print shops which are located in various big cities throughout the world and which print a number of newspapers that are supplied in digital form. In this way newspapers can be supplied to readers all over the world on the day of their original publication. The benefits are that the news is much more up-to-date and that considerable savings are possible on logistics costs. The potential for this service is considerable: at the moment in fact newspaper publishers earmark 5-10% of their print-runs for non-regional/ national distribution.

Software & Professional Services

Characteristics System integration and support.

Océ’s role Offering customer-specific document management solutions.

Customer environments All (mostly bigger) organisations in Océ’s customer segments.

Applications Output management and workflow management, archiving, character recognition and document interpretation.

Digitisation has started to play a crucial role in all document environments over the past ten years. As a consequence the way in which documents are created and their format and presentation have likewise changed strongly. In many environments extensive and complex paper flows have emerged which need to be managed and steered.

This development will continue at a fast speed in the years ahead. In its activities Océ is responding to this development by placing ever greater emphasis on document management as an overarching discipline. This involves organising as well as controlling digital document flows and paper flows within a single integrated system. The possibilities in this area are primarily determined by the functionality of the software. In recent years Océ has developed a series of highly varied software programs under the name PRISMA, most of which are linked to the hardware solutions that it has to offer. These programs comprise a complete set of instruments that enable the document flow to be managed and steered at various levels within an organisation.

Océ PRISMA offers a complete package of closely linked modules based on an open systems architecture that can be used to configure the right solution for every user environment. In the form of Océ PRISMA Océ provides a practical answer to the challenge of managing input and output systems in complicated document environments involving a wide variety of IT platforms.

As a supplement to Océ PRISMA, Océ offers a complete range of software and services for character recognition and the interpretation of a document’s structure, with the aim of enabling the automatic processing of big volumes of paper documents. Océ is one of the leading players in this area.

The use of these products is usually based on close cooperation between the customer’s system specialists and those of Océ. The expertise within Océ was bundled together during the year under review and was placed within the business group Software & Professional Services. This not only ensures greater efficiency and responsiveness but also forms the platform from which Océ can grow further as a leading supplier of complete document management solutions.

Developments by market segment

Facility Services

Characteristics Outsourcing of printing and copying activities and document management.

Océ’s role Integral handling of document processing, within the customer’s organisation, both organisational and operational: e.g. copying, scanning, printing and distribution.

Customer environments All (mostly bigger) organisations in Océ’s customer segments.

Applications Consultancy and design, implementation and training, service and support, possibly in the form of Océ taking over full responsibility for the total document management.

To an increasing extent organisations are opting to outsource their non-core activities to specialised companies. Printing and copying activities and, to an increasing extent, the complete document management process are no longer seen by many organisations as a mainstream activity and are therefore mostly contracted out. All Océ’s activities in this area have been combined within its Facility Services business group.

Facility Services is one of the fastest-growing activities within the company. During the past financial year Océ again achieved an undiminished growth-rate of some 17%. Many facility services contracts were therefore concluded in 2002. The contract that was signed with the Bank of America is one of the most impressive in view of its size.

One of the underlying reasons for the development of Facility Services as a separate activity is the close contact it provides with the customer. Customers are assured of a service that links up perfectly with the needs of their business processes, whilst Océ can gain an in-depth knowledge of that business and can closely monitor and improve the document flows within the business. This leads to the creation of new services, such as scanning and digital archiving, but it also involves the co-ordination and sourcing of non-digital print activities such as offset printing.

Océ presents its in-house service provision via the customer’s own intranet systems. By clicking on a simple menu, users can therefore perform everyday print jobs. But they can also initiate the most complicated print assignments that may ultimately even take the form of completely finished reports and manuals in the customer company’s own house style.

The services supplied by Océ in this market link up directly with the Solution Delivery Process system. That process ranges from consultancy and design via implementation and training to service and support, and may also take the form of assuming overall responsibility for the total document management.

In Europe Océ has built up a good position in a comparatively short space of time, particularly in the industrial, education and government services sectors. In the United States Océ operates under the name Archer Management Services, where it has built up an excellent position in the financial services sector. In the United States Océ has also achieved substantial growth particularly in customer organisations that have a large number of branches nation-wide.These are being approached and coordinated in an increasingly focused way. Particularly in Europe Océ is increasingly being confronted by new competitors in the form of ‘total facilities suppliers’ who, in addition to a big number of other services, also offer document services. However, Océ is able to offer and create clear-cut added value thanks to its dedicated focus on documents and document management.

Developments by market segment

Wide Format Printing Systems

With effect from the 2003 financial year the strategic business unit Wide Format Printing Systems (WFPS) will consist of three business groups. These are Technical Document Systems, Display Graphics Systems and Imaging Supplies. In 2002 the growth in the number of placements stagnated both in Technical Document Systems and in Display Graphics Systems. This was offset, however, by a constant flow of revenues from service. Especially in the second half of the year under review intensive sales efforts started to bear fruit.Thanks to the combination of these intensive sales efforts and stringent cost control the results remained stable. In the wide format markets the importance of Software & Professional Services is also increasing. This provides extra support to profitability.

Technical Document Systems

Characteristics Scanning, printing, copying, archiving and managing wide format documents in black-and-white and colour.

Océ’s role Offering hardware, software and systems, consultancy and professional services.

Customer environments Architectural and engineering offices, construction companies, industrial companies, public utilities, telecoms, transport businesses and the government, specialised print shops and job printers.

Applications Building and construction drawings, design and production drawings, pipework and electrical circuit diagrams, maps.

Specifically in this market the emphasis is on an integral productivity concept, in which a central role is played by the total cost of ownership.

Quality, reliability, speed and user-friendliness form the building blocks for this, but service is also crucial. Océ succeeded in achieving and maintaining a high level of service world-wide. In October 2002 Océ-USA, Inc. was awarded a prestigious prize by the Association for Service Management International for its Best-in-class service organisation.

In the markets in which Océ is active with its Technical Document Systems two distinct trends are emerging: colour and decentralisation. Although printing in design engineering offices is still done predominantly in black-and-white, the use of colour is advancing strongly. To ensure they are prepared for this, more and more customers are asking for colour machines, which means that inkjet printers are rapidly gaining ground in the low volume segment. At the end of November 2002 Océ responded to this by introducing a colour machine, the Océ TCS 400, specifically focused on meeting these needs. The Océ TCS 400 is a wide format colour printer that is destined in particular for use in construction companies and architectural and engineering offices.

Due to a change in the way that documents are distributed, decentralisation of the print volume is increasing. In former days documents were generally printed first and then distributed, but today’s practice first involves their (digital) distribution, after which the image is viewed and/or printed as and when required. Within an organisation this therefore creates a higher demand for smaller machines. Especially the Océ TDS 400 and the Océ TDS 600 fit well within this application profile. The Océ TDS 400 and the Océ TDS 600 are wide format production systems for the printing, copying, scanning and finishing of technical documents. Thanks to internet printing and scanning is possible at any location. The flow of documents in this segment of the market is changing in character because parallel design processes are today often chosen (due to the gain in speed). That involves much consultation between designers and an intensive use of the digital infrastructure. This is achieved by means of data lines with a higher transmission capacity, the use of cheaper storage media, increasing the speed of internet access and by means of specific applications that facilitate such interactive teamwork. Océ can see good opportunities for playing an important role in these processes via its document management software in combination with printers.

Océ has converted its partnership with Autodesk, the supplier of the popular Océ software programs Repro Desk and Plan Center, into an exclusive licensing agreement. A dedicated team of experts

Developments by market segment

within Autodesk’s Building Collaboration Services Division developed these programs. Within Océ this team will fulfil the role of a Competence Centre in which know-how in the area of on-line print management solutions will be concentrated.

Display Graphics Systems

Characteristics Scanning, processing and printing of wide format display graphics images in colour.

Océ’s role Offering hardware, software, media, systems, consultancy and professional services.

Customer environments Print shops and job printers, sign shops, silk-screen printers and offset printers, photo processing laboratories, exhibition and display constructors, graphic arts design studios and advertising agencies.

Applications Posters, banners and billboards, fleet marking, wide format displays for exhibitions, in-store presentations.

By far the most important development within the Display Graphics Systems business group was the integration of the Gretag Professional Imaging Division (GPID), which was acquired in December 2001 and now operates under the name Océ Display Graphics Systems, Inc. (ODGS). This business, together with its machines and related customer base, forms a perfect supplement to Océ’s own activities and products.

The Raster Graphics section of ODGS is the producer of a series of state-of-the-art piezo inkjet printers under the name Arizona. Another of its major products is the prominent and very widely used Raster Imaging Process software of Onyx Graphics. The integration of the acquired operations progressed favourably during 2002, despite the fact that this integration process and the realignment of the business group called for a great deal of management time and attention. In the market for Display Graphics Systems, which is fragmented in terms of both suppliers and customers, Océ has made a clear-cut choice to concentrate on the mid-volume and higher volume segments. Within the total DGS market the company is now one of the four biggest 44 players. Through the acquisition of GPID, Océ has strengthened its position substantially, for example in the fast-growing job printer market. This market is demanding for ever bigger print capacity. The fastest machine of ODGS, the Océ Arizona 500, is able to process around 50 square metres per hour. But Océ is also one of the main suppliers serving other large-scale users of wide format colour printers, such as sign shops, silk-screen printers, photo processing laboSratories and constructors of exhibition stands. As part of its endeavours to offer complete solutions Océ will also continue its presence in the low volume sector by offering machines for outdoor applications. In this segment, however, it will only sell third-party machines.

The basic position for Océ in the market for Display Graphics Systems is favourable, thanks to the strength of the brand, the company’s world-wide presence and its own distribution channels and service activities. Based on these strengths the company will work further to improve profitability, amongst other things via organisational changes, and to secure growth through an expansion of the range. Océ is working on the further development of mid-volume machines for outdoor applications, featuring such variants as flatbed and roll-to-roll machines. In the case of roll-to-roll the printed material is rolled up again after printing and is then processed in subsequent stages, for instance so that it can be used in a billboard application. In the case of a flatbed it is possible to print direct on the ultimate carrier material. A new flatbed machine, the Océ T220, will be launched in the first quarter of 2003.

In part of the market, particularly in digital print shops and job printers, a certain overlap exists with the activities of Technical Document Systems. This overlap is used to create synergy effects between the two business groups in providing their shared customers with support in the development of wide format full colour applications. Thanks to its broad range for the very high production segment of the market and a series of in-house technologies, supplemented in due course by the company’s own inkjet technology, Océ will be able to build a strong position in Display Graphics Systems and a clear profile as compared to its main competing suppliers.

Developments by market segment

Imaging Supplies

Characteristics Supplies (media, inks and toners) for wide format and small format documents, display graphics imaging and applications in black-and-white and colour.

Océ’s role Provider of wide format supplies (PPC, CAD inkjet and diazo), Display Graphics supplies (water-based, oil-based, solvent-based) and office supplies (A4 bulk paper as well as specialities, e.g. for the Océ CPS 700 colour printer).

Customer environments All environments mentioned under Technical Document Systems, Display Graphics Systems and Digital Document Systems.

Applications All applications mentioned under Technical Document Systems, Display Graphics Systems and Digital Document Systems.

The Imaging Supplies (IS) business group offers supplies (media, inks and toners) for Océ’s own installed machine population. Offerings of supplies for competing machines are also showing a steady increase. Of importance here are the high quality of the products and the reliability of distribution. In the meantime the level of incoming orders received via internet is clearly increasing. IS was placed within the organisation of the WFPS strategic business unit with effect from December 1, 2002.

During 2002 the range was strongly expanded, especially in the form of Display Graphics and CAD applications. In the TDS market IS successfully increased its market share in supplies, for example by expanding further through indirect channels, notably in the major European markets of Germany, the United Kingdom and France. With a view to the Océ TCS 400 wide format colour printer, introduced at the end of 2002, a complete range of supplies has been developed. Alongside the water-based inkjet technology for wide format colour printers the main advances for Graphics outdoor applications relate to new qualities of ink and media, particularly those that are oil-based and solvent-based. IS is closely involved in this development. For example, IS can now provide a range of inks and new media for the installed Océ Arizona population.

Within the overall range the share of standard A4-format paper still plays an important role because of its volume; despite the relatively low margins, it still has a major influence on profitability.

In the small format area an extensive range of media has also been built to serve the Océ CPS 700 family, Océ’s colour printer. Logistics performances have been further improved, resulting in a high level of reliable and prompt deliveries. A new logistics centre in Venlo now handles direct deliveries to customers in the Benelux countries and Germany and ensures that inventories are kept at the required level in the other countries throughout the world.

During the course of the year under review the business group IS was awarded ISO 9001/2000 certification.

DIGITAL NEWS NETWORK

your daily paper from the printer

[PHOTO]

Poing, Germany, spring 2000. The future has now arrived: Demandstream printers can produce perfect prints on normal newsprint paper.

[PHOTO]

And yet there is one problem: the price is still substantially higher than a copy printed in the conventional way. But for many big customers one part of their print-run is even more expensive: the newspapers that are sent out to other countries. Transport and distribution costs are sky-high; and even then the newspapers are often one day old when they reach their overseas readers. Just imagine: what if it were possible to print out the newspapers at the place of destination, at almost the same time as the original edition, in the same format, and at a lower price?

[PHOTO]

September 2000, Océ has a stand at Distripress where it displays examples of newspapers produced by Océ printers. Newspaper publishers unanimously show an enthusiastic response. Océ gets in touch with the world’s leading newspapers. As many as 88% of them are very much interested in the possibly of a digitally printed edition. The precondition: a network of printers all over the world, controlled from one focal point. The idea of a Digital News Network is here. Just under two years later the small marketing team has acquired contracts for six titles for the Océ Digital News Network. And over fifty publishers are being tested. Developments are still in full swing. Sales of overseas editions are growing, the price is dropping. In Johannesburg your own copy of The Financial Times now costs half of what it cost two years ago.

Océ’s unique know-how and skills create value for its stakeholders.

Critical success factors

Capital

Value creation Océ has always had a strong balance sheet thanks to a long standing conservative financing policy.

The analysis of Océ’s balance sheet is somewhat complicated due to the fact that both commercial activities and financing activities take place within the company. The latter activities relate chiefly to the provision of finance to customers (financial leases). The breakdown showing the economic consequences of these activities is given on page 28 of this report. It is important to emphasise that the cash flow before financing activities (the free cash flow) from the commercial activities has been positive over the past five years.

Océ’s balance sheet is relatively ‘long’ if measured by the rate of turnover of the assets. In 2002 this rate amounted to 1.07. This was despite the ongoing and successful emphasis on reducing inventories and debtors. The main cause is the size of the financial lease portfolio which comprises about one-third of the total assets.

The strong balance-sheet position and also the sale of the lease portfolio that has already been started will make it possible for Océ to invest in high-yield activities, which will bring the return on assets to the desired level. Océ will always adopt a conservative approach in this respect and will not invest in activities or invest such amounts which may endanger the company’s continuity if the expected synergy does not materialise. As regards this conservative approach the past should also serve as an example for the future.

Finance At the end of 2002 interest-bearing loans amounted to € 843 million, a decrease of € 298 million compared to the end of 2001. The causes of the decrease are described in detail elsewhere in this annual report.

The proceeds from the sale of the total lease portfolio could be used to repay all loans and deferred tax liabilities. Although every option will be considered, the optimisation of the capital structure pleads against using financial resources in this way. The possibilities of acquiring businesses or activities are constantly looked at and it is certain that acquisitions will take place in the years ahead, provided that they ultimately bring an increase in shareholders’ value and bring the return on total assets (ROA) to 12% or higher. Océ seeks to keep equity at a level of about one-third of total assets, and preferably at a level of around 40%.The percentage will depend very much, however, on the activities that are invested in and on the level of non-interest-bearing liabilities.

In principle, therefore, the amount that can be raised in the form of interest-bearing debt for the purpose of making acquisitions is very substantial. Apart from acquisitions, other uses for the proceeds that become available from the sale of the lease portfolio will also be considered.

Know-how and skills

The success of Océ’s products and services is attributable to the company’s ability to develop and market machines, software and services which are not only of a very high technological standard but also possess properties that link up directly with the business processes of their users. That is largely due to the many years of interaction between the practical experience of the customers and the product developers, in most cases the R&D departments of Océ. This interaction is made possible because of the combination of direct sales and the company’s own service organisation, which means that Océ can count on regular feedback from its user environment. More than any other company Océ can make allowance for customer requirements and use those as a basis for developing products that are seen by customers as the solution for their needs and wishes.

The know-how and skills that Océ possesses stem from various sources: first of all, from the practice of the user, then from the technology itself via new basic technologies and, lastly, from the unremitting R&D activities that are constantly geared to innovation, yet without being afraid of entering new and unexplored avenues.

Critical success factors

In R&D the Group employs some 2,000 people. Each year Océ invests more than 6% of its revenues in R&D. The R&D activities are established in six countries. The R&D centre in Venlo focuses on the development of cutsheet printers and wide format printers, strategic supplies (toners and photoconductors) and software. In Poing (Germany) the R&D activities concentrate on the development of fast, high-volume printers and software. In the United States, the R&D activities in San José concentrate on Display Graphics wide format colour printing. In Fiskeville, Rhode Island is the location of the R&D facility of Arkwright, the centre for the development of specialised carrier materials. In Créteil (France), Namur (Belgium), Konstanz (Germany), Cleveland, Boise, Salt Lake City and Phoenix (United States) and Tokyo (Japan) there are R&D centres that work on the development of specialised software.

Océ has manufacturing locations in Venlo (Netherlands), Poing (Germany), Pardubice (Czech Republic), San José and Fiskeville (United States) and in Vancouver (Canada). The logistics, both incoming and outgoing, have been largely outsourced to specialists, with deliveries being made as much as possible direct from the factory so as to keep inventory levels low.

Océ develops machines which as a rule are better, more user-friendly, more reliable and more productive than competing products. In its search for alternative solutions over the years Océ has developed various innovative technologies of its own. These technologies were leading-edge and have helped considerably to enhance the distinctive characteristics of Océ products. The Copy-Press printing technique, the Direct Imaging Process drum, the Organic Photoconductor and Data Capturing Algorythms are typical examples. As things look at the moment Océ’s own variant of inkjet technology, currently being developed, will be another example of such innovative advances.

Developments The most important developments at the present time are taking place in the area of colour printing technology and software development. Obviously, these developments also have an influence on the functionalities of Océ machines, both the newly introduced ones and the older modular and upscaleable machines that are already installed in the market.

For very high volume machines (continuous feed), which work on the basis of electrophoto-graphy, what is known as spot colour was successfully introduced during the past period. This is a colour that is used to support the basic colour. In the cutsheet segment the Océ CPS 700 has set new standards. On the basis of this machine a complete family is being developed with the aim to achieve further improvements in productivity, quality and, last but not least, to achieve a lower cost of ownership and a perfect link-up with the customer’s internal processes.

The software of Océ has the ultimate task of making the link between the customer’s work process and the Océ printers.This involves a complicated process, but one that has to be made as simple as possible for the user. Certainly now that Océ is concentrating more and more on the high volume end of the market it seems of importance that Océ continuously studies the user’s way of working: in fact, the productivity of the user is just as important as the productivity of the machine. In the area of software development Océ has rapidly implemented a number of modifications which guarantee that all components link up and work well with each other, particularly within the PRISMA system, the Océ architecture for a closely related group of software programs for document and output management.

The business processes in manufacturing and logistics have been increasingly streamlined as a result of which assembly and delivery of new machines takes place in the most efficient way. Thanks to the introduction of Direct Machine Delivery to customers from the manufacturing centres in Venlo and Poing, inventories have been substantially reduced. This goes hand in hand with an even stronger focus on the customer, with the result that every machine is today in principle already destined for a specific user and is also constructed exactly in line with that user’s wishes.

Critical success factors

In September of the year under review the new process drum factory was opened in Venlo. Amongst other things, this plant produces the OPc drums for the Océ CPS 700 colour printer. Previously, likewise in Venlo, the new toner line had been installed, where the colour toners are produced for this machine. As a result major bottlenecks in the production of the machine have been eliminated.

Océ’s partners

As the world of Océ expanded, so did the company’s cooperation with partners, the aim being that Océ could always continue to concentrate on its core skills and core activities. By transferring its own activities to partners and also by initiating new activities together with partners, Océ has succeeded in building up a flexible and alert business and in keeping pace with, what are in most cases, bigger competitors. That process has taken place continuously, from the disposal of its own sheet metalworking plant many years ago up to and including the outsourcing of the lease activities during the year under review.

Cooperation with external partners forms an inseparable part of the Océ business model. With the consequence that in the year 2003 Océ operates in a tightly-knit network of partnerships in countless areas.

Product development In the earliest stage of product development Océ works together with various universities and other knowledge centres. In product development, cooperation with technology and system specialists has become the normal procedure. Océ works together with all the big names in the area of printer technology and software and increasingly places development assignments in the hands of these specialists, yet without relinquishing overall control. One of the components whose development is, in principle, not contracted out to third parties is the user interface. That part of the Océ product is regarded as a strategic component. In this way it is possible for Océ, also by using parallel development procedures, to bring new products incorporating the most advanced technology to market in good time.

Manufacturing Although Océ has its own manufacturing function, production itself is not the primary activity for Océ but, rather, the possibility of generating, by means of tight overall control, exactly those products that possess the required qualities. Océ itself produces only a fraction of all parts and components in the machines: a mere 5% of the production work is performed in Océ’s factories. Machine parts, components and in a number of cases complete sub-assemblies for machines are sourced from suppliers, who are not only carefully selected but are in most cases also intensively involved in the development of the relevant components. In principle Océ limits itself to supplying the specifications, after which the partner is responsible for an optimum price/ quality ratio and for ensuring the shortest possible time to production on an industrial scale.

A number of strategic components such as process drums, toners and photo conductors are today still produced in the company’s own factories where – apart from the occasional exception – the final assembly work also takes place.

The effect of optimum cooperation with partners was reflected in an extremely tangible form during the year under review with the presentation of seven completely new printing systems and a number of software programs. At that presentation, which took place during the Océ Open House event in November 2002, other partners were also present: the producers of pre-treatment and finishing equipment who, together with Océ, supply the customer with complete high-volume production systems.

Critical success factors

Sales and service Since Océ prefers to make use of its own direct sales and service channels in most countries and for most products, commercial partnerships are relatively limited in number, certainly when compared to many of the company’s competing suppliers. However, in a number of countries outside Western Europe, where the size of the sales market is still limited, Océ works together closely with local dealers, in a number of cases on the basis of exclusivity. In this way Océ usually achieves excellent results because the dealers have a better knowledge of the local market.

Since 2001 Océ has been building up an extensive network of independent dealers in the United States. By the end of the year under review this network had been expanded to include fifty-six dealers. This network serves as a complement to the company’s own major sales and service organisation comprising some fifty sales teams that Océ has built up in the United States.

Employees

Océ aims to offer its employees an attractive working environment in which they develop themselves further to the best of their abilities. Via constant learning, the exchange of know-how and experiences and via international mobility Océ strives to ensure that they remain competent, versatile, flexible and result-focussed.

In that way they are also able to make the best contribution towards achieving Océ’s strategic objectives.

In 2002 Océ’s focus in the area of human resources management (HRM) was chiefly on the further development and practical implementation of an efficient policy that should enable the organisation to implement the major changes that were scheduled to take place within the framework of a tighter market focus.

HRM is one of Océ’s biggest challenges for the years ahead. Partly because of the technological and market developments a need exists for an expansion of and greater differentiation in management talent within the organisation. Especially in the area of software and professional services some ground needs to be made up, but action will also be taken in other sectors of the organisation. The challenge that Océ has committed itself to in the coming 5-year period is to become one of the ten most preferred employers for university graduates in general in the Netherlands; for technical specialists in particular a top-five position will be sought. In other countries, especially in Germany, Océ likewise aims to create a clearly positive profile in the labour market. Océ will focus, even more than in the past, on recruiting the best employees and on structurally offering development opportunities in directions which are crucial for the future of the company and which bring out each employee’s individual talents to the full.

Restructuring 2002 The restructuring operation that took place in 2002 will lead to a total reduction of some 1,100 jobs. During the year under review 74% has been achieved, of which around 300 jobs were discontinued at head office and in the strategic business units.

Corporate HRM policy The success of this restructuring process hinges on the ability to translate the company’s strategic ambitions into the competencies of the employees and teams that play a role in that change process. To achieve this, an HRM policy has been formulated at corporate level that consists of four elements:

–	products – processes – personnel: each change process and the realisation of the strategic goals must take place simultaneously along each of these three tracks;

–	a strategic framework in which corporate objectives and developments in the area of HRM are constantly attuned to each other;

–	competency/performance management: as a result of the strategic choices the focus of Océ is more and more on activities that require a higher and more specific level of knowledge on the part of the employees.Via competency/performance management, supported by assessment and new forms and techniques of education and training, the competencies and quality of the work are being steered and made measurable more than before;

–	gap approach: a structured bridging of the gap between the current position and the sought-after situation, in the area of know-how and skills.

In implementing this policy, therefore, the emphasis is not only on improvement in performance but also on boosting the efficiency and

Critical success factors

Distribution of employees by geographical areas	2002		2001
	number	as %	number	as %
United States	8,730	39	8,234	37
Netherlands	4,052	18	4,059	18
Germany	3,199	14	3,299	15
France	1,237	5	1,388	6
United Kingdom	1,122	5	1,111	5
Rest of Europe	3,069	14	3,301	14
Rest of the world	1,080	5	1,080	5

Total	22,489	100	22,472	100

Distribution of employees by type of function	2002		2001
	number	as %	number	as %
Facility Services	6,611	29	6,046	27
Service	4,617	21	4,914	22
Sales	4,376	19	4,653	21
Manufacturing & Logistics	2,809	13	2,887	13
Accounting and other	2,131	9	2,132	9
Research & Development	1,945	9	1,840	8

Total	22,489	100	22,472	100

transparency of the organisation (operational excellence).

As a result of the strategic choices the company has made, Océ’s activities are increasingly moving in a direction which requires its employees to possess a highly specific know-how.

Despite all the changes, Océ always continues to keep a careful watch on the right balance between retaining and expanding its existing strengths and entering new avenues, especially in the areas of software, services and consultancy. Océ has developed an innovative, integrated approach which ensures that the roles needed in sales, maintenance and consultancy can be translated into a unique set of uniform competencies. By referring to this system employees and managers can determine for themselves the level at which they will be capable of fulfilling their specific role.

[PHOTO]

THE SCANVELOPE

traditional medium for modern service

Venlo, 2002. The specialists of Océ Facility Services, who are literally at home in hundreds of offices all over the globe, identify a remarkable fact. On the modern equipment that they operate for their customers a lot of printing is done and even more copying: but as yet little use is made of the scanning function. Despite the fact that modern Océ equipment makes it possible to digitize a complete report in just a few minutes, after which it is stored electronically or can be distributed at lighting speed via the network.

[PHOTO]

Being able to look at the document’s contents and printing out only what is absolutely required, that is the future.

[PHOTO]

But how do you bring that to the people’s attention in offices that are apparently still trapped in the old working patterns?

Exactly that realisation proved the key to finding the solution. Facility Services opted for an innovative service, using an extremely traditional vehicle: the office post, in a special envelope – the Scanvelope – a user sends documents to be digitised to the repro department. The scanned text is sent back via e-mail – or on a CD ROM. Ready to use. A Scanvelope for the next order in sent out in the next postal delivery round: an age-old transport method for a modern-day technology. Or taking a step backwards to get a better run-up.

[PHOTO]

Océ actively contributes to a sustainable society.

Sustainable development

Océ’s position with regard to people, planet, profit is founded on a tradition of care that fits in with the spirit of the relevant period but is in most cases far ahead of its time.

In the history of Océ a major role has always been played by attention for people and, related to that, for issues in the areas of health, ergo-nomics, environmental and working conditions and the safety of the local community. That attention stems from the sincere interest and care shown for employees within the family-owned Van der Grinten business in which Océ has its roots. The fact that the concern for people, the environment and society has also continued to play a prominent role in the company’s recent history is inherent in the long-established culture of the business. Océ’s advanced technological products possess characteristics that eliminate any harmful effects for people and the environment as far as possible.

Océ has for a great number of years required every employee to be fully aware of the company’s code of ethics and to act accordingly.

Océ is not only innovative by nature but also caring by nature, for people and the environment. That Océ has never emphatically presented itself as a champion in this field is, in turn attributable to that same basic fact: initiatives in this field have always been part of normal practice at Océ. However, due to the intensified attention for sustainable development this normal company practice has been given a new status. Recent research has shown that Océ is one of the best performing companies in its peer group.

Obviously, Océ’s activities, their success and the well-being of employees, environment and society cannot be seen separately from each other. During the year under review Océ became a signatory to the UN Global Compact. This initiative of the United Nations is aimed at disseminating best practices for sustainable development and applies universal principles that the affiliated companies should subscribe to. These principles relate to human rights, working conditions and the environment. Océ will indicate each year which steps have been taken to achieve further progress in these areas.

Human rights With regard to human rights Océ operates both in its home country and in other countries fully in line with the stringent Dutch standards and norms. This of course implies that Océ complies with the internationally applicable conventions on human rights.

Environment The practice at Océ is based on a close interrelationship between health, safety and environment. Within the framework of the UN Global Compact the emphasis is on the prevention of environmental damage and the development and dissemination of environmentally friendly technologies. In both areas Océ is well advanced. In its major manufacturing sites Océ has since 1997 had an environmental care system, which has an ISO 14001 certification and which also comprises a consistent assessment of risks. This leads to preventive actions to keep the risks within acceptable limits and monitor them constantly. The entire process of product development, manufacturing, possible re-use and the processing of waste and residual materials is subjected to a lifecycle analysis. New products are developed and produced as much as possible according to the design for re-use principle. That means that as from the initial design stage a choice is made for safe materials, for maximum possibilities for the re-use of materials and components, for safe processes and for the safe processing of residual and waste materials by recognised recyclers. A not inconsiderable environmental benefit is achieved because Océ incorporates a number of basic technologies, such as the CopyPress technology, in particularly durable machine components that can be used again in new machines.

To measure its environmental performances Océ has identified a number of environmental performance indicators which are analysed each year and published in the Netherlands in an annual report. The environmentally friendly methods that Océ applies are also exchanged with and explained to other companies. The use of environmental performance indicators is a good way of establishing and quantifying the difference between the existing and the desired situation. That also means that an environmentally aware company like Océ is always alert to the improvements that must be continuously sought.

Sustainable development

Working conditions At Océ the care for a safe and proper place of work for all its employees in line with current ideas is part of the normal conduct of its business. When choices are being made, the health and safety of employees is not open to discussion but takes priority over the choice processes. For many years a materials policy has been in force to guarantee the safety of materials and processes for people and the environment. The working conditions of employees are intensively screened. Apart from technical measures much attention is also paid to managing the organisational risks, the aim being to improve the state of mind and well-being of employees.

Labour relations and social responsibility One of the aspects that is explicitly formulated in Océ’s human resources policy is how employees are deployed and with what purpose in mind. The basic principle is to provide support to employees in their self-development, for instance via training and education, in such a way that they can help achieve the company’s strategic objectives. To this end Océ offers favourable employment conditions and safe working conditions in a pleasant working environment. The dedication and commitment of employees, major pillars for the company’s success, are encouraged by means of open communication.

Employee participation and representation is structured within the companies via works councils which are organised on a Europe-wide scale within a European Works Council.

In addition to the care devoted to its own employees, Océ organises activities in many countries which contribute to the social well-being of their citizens. Although in many cases this involves sponsorship, in which the Océ brand usually plays a modest yet clear role, Océ as a good corporate citizen also provides help, both financially and in kind, to a range of local activities in which no reference is made to the brand at all. In the Netherlands this has been the case virtually ever since the company’s foundation. Océ’s support for the arts is reflected in the Netherlands, for example, by its annual purchases of works by young artists. In 2002 Océ helped to make possible an exhibition in the Bonnefanten Museum in Maastricht, devoted, very appropriately, to the ‘art of copying’ of Pieter Brueghel the Younger. The world of sport can also count on the company’s support. In 2003 Océ is one of the main sponsors of the Special Olympics in Ireland, a sports event for athletes with mental limitations from all over the world.

Management aspects

Corporate Governance

In managing the company the Board of Executive Directors and the Supervisory Board attach importance to compliance with the principles of Corporate Governance: integrity, accountability and transparency. Corporate Governance is structured within Océ by the legislation, jurisdiction and codes of best practices in the countries in which the company performs its activities, such as the Sarbanes-Oxley Act which entered into force in the United States in July 2002.

Océ N.V. is an international holding company within the meaning of Article 153, para. 3b, of Book 2 of the Dutch Civil Code. This implies that shareholder rights are not restricted by the rules that are applicable in the Netherlands with regard to what is known as the ‘structure regime’.

Board of Executive Directors

The Board of Executive Directors consists of four members who are appointed by the General Meeting of Shareholders.

In the case of every appointment the holders of the priority shares have the right to draw up a binding nomination, which can be cancelled by a resolution of the General Meeting of Shareholders that has been adopted by a majority of at least two-thirds of the votes cast, provided that such votes represent at least one-half of the issued share capital. If no binding nomination has been drawn up, the General Meeting is free in its choice. The Supervisory Board appoints the chairman of the Board of Executive Directors and decides on the allocation of the tasks of the Executive Board members in consultation with the Board of Executive Directors. The allocation of tasks specifically identifies the posts of Chief Executive Officer (CEO) and Chief Financial Officer (CFO). In addition, one Executive Board member has since 1998 been specifically entrusted with responsibility for the activities in the United States, Canada and Mexico.

Regardless of the allocation of tasks the Board of Executive Directors acts as a body with collective responsibility.

The Board of Executive Directors currently consists of Messrs. R.L. van Iperen (CEO), J. van den Belt (CFO) and J.F. Dix. Mr. G.B. Pelizzari, who had special responsibility for the activities in the United States, Canada and Mexico, retired with effect from December 1, 2002. Mr. Ronald E. Daly succeeded Mr. Pelizzari as CEO of Océ USA Holding, Inc. on December 1, 2002; he will be proposed for nomination as a member of the Board of Executive Directors with effect from March 12, 2003.

An overview of the present composition and responsibilities of the Board of Executive Directors can be found on page 109 of this annual report.

Supervisory Board

The Supervisory Board currently comprises six members who are appointed in the same way as the members of the Board of Executive Directors. The Supervisory Board supervises the policy of the Board of Executive Directors and the course of business in the company and the activities relating thereto. The Supervisory Board is supplied in good time by the Board of Executive Directors with all information that it requires for the performance of its task. The Supervisory Directors appoint a chairman from amongst their midst.

Basic principles upon (re-) appointment Supervisory Directors are appointed by the Annual Meeting of Shareholders. They cease in any event to be a Supervisory Director after the close of the first meeting of shareholders that is held after they have reached the age of 70 years.

Each year, as at the close of the annual meeting of shareholders, at least one Supervisory Board member retires by rotation in accordance with a roster to be drawn up by the Board of Executive Directors. This provision is not applicable if in the interim the relevant Supervisory Board member has already resigned prior to such General Meeting.

If an interim vacancy occurs in the Supervisory Board, the Board can continue to function but a definitive filling of the vacancy should take place within twelve months.

Transparency and accountability is the aim of Océ Corporate Governance

Management aspects

Each Supervisory Director is appointed for a maximum period of four years, after which reappointment may or may not take place. If the relevant Supervisory Director would have to resign one year after the 4-year period, the reappointment is valid for five years.

A period of office amounts to at most twelve years, though an exception may be made for the (newly appointed) chairman or for a member who has a highly specific expertise provided that such is necessary in connection with such member’s succession.

Profile of the Supervisory Board In consultation with the Board of Executive Directors, the Supervisory Board has drawn up the following profile for its own composition. The Board consists of at least three and at most eight members.

The members should operate independently of and critically with regard to each other, within a good relationship of mutual trust. They should be experienced in the management of an international, publicly listed company. The members should have sufficient time available to fulfil the function of Supervisory Director. As to ensure continuity a spread in ages is aimed at.

Endeavours are made to establish a broad representation of know-how and experience in one or more of the disciplines that are relevant to Océ; in particular: research and development (R&D), the production of advanced machines and materials, international marketing of high-value products and services, the environment, finance, government policy, human resources and social policy.

This outline profile is periodically evaluated and adapted where necessary. In doing so, the factors that are taken into account include the developments in the nature and the size of the company and its business activities, the degree of internationalisation, and the extent of the specific risks over the medium and long term.

Composition of the Board of Supervisory Directors An overview of the current composition of the Supervisory Board and details about its members can be found on pages 107 and 108 of this annual report.

Supervisory Board Committees The committee on Corporate Governance in the Netherlands recommended in its 1997 report that a selection and nomination committee, a remuneration committee and an audit committee should be set up within the Board of Supervisory Directors. At that time the customary practice within Océ was that the Supervisory Board always acted as a collegiate body. In view of the Board’s limited size at the time the need did not exist to set up separate committees. This policy was continued unchanged but, as a result of the growth of the company, the complexity of business developments and the intensification of the supervisory duties of the Supervisory Board, there has been a gradual change in this policy. In practice the following committees are now operative:

Selection and Nomination Committee This selects and nominates candidates for appointment as a member of the Board of Executive Directors and as a member of the Supervisory Board. This committee consists of the chairman of the Supervisory Board and of one or two other Supervisory Board members and as an advisory member the chairman of the Board of Executive Directors supported by the director Corporate Personnel & Organisation.

Remuneration Committee This committee advises the Supervisory Board on matters relating to the remuneration of the members of the Board of Executive Directors and monitors and evaluates the remuneration policy for the managing directors of the Océ Group. This committee consists of the chairman and vice-chairman of the Supervisory Board. It is supported and assisted in its work by the chairman of the Board of Executive Directors and by the Director Corporate Personnel & Organisation. Decisions on the level of remuneration, the Océ Stock Option Plans and the granting of stock options fall within the competencies of the entire Board of Supervisory Directors.

Audit Committee This committee has a supervisory task as regards monitoring the integrity of the company’s financial reports. It also devotes specific attention to the effectiveness of risk management and internal control processes.

Management aspects

Other areas that are discussed are the periodical financial reports, including the reports by the company’s internal audit department and those of the external auditor. The committee assesses the findings of the internal and external audit activities. This committee was officially established in October 2002 and is subject to its own set of regulations (in the form of a separate charter). It consists of three Supervisory Directors and holds at least four meetings each year.

General Meeting of Shareholders

A General Meeting of Shareholders is held each year. Other meetings of shareholders may be held at the request of the Board of Executive Directors, the chairman of the Supervisory Board or two Supervisory Directors.

Shareholders who represent at least 10% of the company’s issued capital can convene a meeting. The agenda for the meeting is drawn up by the party that convenes the meeting. Shareholders too may submit proposals up to thirty days prior to the meeting. All shares carry a voting right pro rata to the nominal value of such shares. Resolutions are adopted by an absolute majority of votes unless a qualified majority is prescribed by law or in the company’s articles of association.

Capital and shares The company’s authorised capital consists of ordinary shares, priority shares and preference shares. For an explanation of the priority shares and preference shares reference is made to page 104 of this annual report.

Substantial Shareholdings Notification Act On the basis of the Substantial Shareholdings Notification Act (Dutch abbr. WMZ) which was introduced in the Netherlands in 1992 and which requires, inter alia, that shareholders must notify any holdings of more than 5% of the ordinary outstanding shares, the following holder of ordinary shares is known: Internationale Nederlanden Groep (6.33%), notification February 28, 1992. Depositary receipts with limited cancellability for financing preference shares are held by: Rabo-bank Nederland (6.25%), notification May 31, 1996; Fortis N.V. (5.68%), notification May 10, 1999; and ABP-PGGM Capital Holdings N.V. (5.81%), notification June 14, 1999.

Proxy solicitation Since the 1980s American institutional investors have been making wide-scale use of proxies to participate in the decision-making at the General Meeting.

Since December 1999 it has been legally possible in the Netherlands to use a record date, which brings a considerable reduction in the period during which shareholders do not have their shares at their disposal because those shares have to be placed in deposit. To apply this record date a provision in the articles of association is required or an authorisation from the General Meeting of Shareholders for a maximum period of five years. Currently Océ has an authorisation until March 7, 2006. Upon the next alteration of the articles of association a change to this effect will be proposed. No use has yet been made of the authorisation that was granted.

Dividend policy Océ seeks to distribute about one-third of the net income attributable to holders of ordinary shares to this category of shareholders. This policy is based on the conviction that Océ will continue to grow.

The resultant retention of two-thirds of net income then ensures that this growth can be achieved, whilst simultaneously maintaining the required balance-sheet ratios.

Océ seeks to make no reduction in the dividend per ordinary share. In the past ten years the company has succeeded in this.

Issuing policy Each year the General Meeting of Shareholders is asked for its authorisation for the issue of shares and for the limiting or preclusion of the related statutory pre-emptive right. Each year this item on the agenda is accompanied by an explanation of the purposes and restrictions that the Board of Executive Directors and the Supervisory Board will abide by if they make use of the authorisation that has been granted.

Management aspects

Investor Relations (ir) policy and communication with shareholders Océ pursues an active IR policy aimed at providing shareholders with regular and extensive information about developments within the company. The CEO and the CFO are primarily responsible for relations with shareholders, other providers of capital, their intermediaries and financial journalists. For more detailed information about Océ’s IR policy see page 113 of the annual report.

Remuneration of the Supervisory Board and the Board of Executive Directors

Supervisory Board In 1998 the General Meeting of Shareholders fixed the remuneration of the Supervisory Board at € 40,840 for the chairman and € 27,227 for the members. The remuneration for any financial year is automatically increased if the CBS Price Index figure for household consumption in September of the preceding year is at least 10% higher than the index figure that was last used as a criterion. This increase corresponds to the percentage increase in the most recently published index figure. No payments are made in respect of the membership of committees.

Remuneration for the 2002 financial year and holdings of shares The remuneration for the 2002 financial year of the present and former members of the Supervisory Board amounts to € 205,903 (2001: € 196,714). At the end of the financial year the members of the Supervisory Board held 2,969 ordinary Océ shares (2001: 2,969) and no rights arising from options listed on the Euronext Options Exchange.

Board of Executive Directors The Supervisory Board fixes the remuneration of the members of the Board of Executive Directors on the basis of the advice given by the Remuneration Committee. The remuneration policy is in conformity with market practice and is aimed at attracting, motivating and retaining highly qualified executives of a publicly listed, internationally operating company that conducts technological activities.

The composition of the remuneration package is such that it supports both the short-term and the long-term objectives. In addition to a fixed salary component the package for all members comprises an element whose level is determined by the net operating income as a percentage of total assets.

The results for 2001 led to a pay-out in the form of variable pay amounting to 27.2% of the fixed salary. Based on the results for 2002, the variable pay to be distributed in 2003 will amount to 27.95% of the fixed salary.

To support the long-term objectives the Supervisory Board can make grants under a StockOptionPlan. This StockOptionPlan consists of a number of conditional options and a number of unconditional options. The number of conditional options that ultimately will be awarded is determined by the extent to which the objectives are achieved during a three-year period subsequent to the date of fixation of the StockOptionPlan The objective for the 2003 plan is an average of 10% growth in operating income over the three-year period 2003/2005.

Remuneration of the Board of Executive Directors for the 2002 financial year For an overview of the individual remuneration of the members of the Board of Executive Directors please refer to pages 78 and 79 of the annual report. An overview of the unconditional options granted to them under the Océ StockOptionPlans can be found on page 94 of the annual report.

Management aspects

Risks and risk management

Market risks

The economic cycle Océ’s revenues flow comprises the sale of machines and, to an increasingly important extent, revenues that are generated by services, i.e. maintenance activities, facility services and professional services. The latter consist of software and consultancy activities, which as a result of the increasing level of digitisation, constitute a growing proportion of Océ’s offerings of products and services.

The economic climate and the related willingness to invest that is related to that have an immediate impact on the number of machine placements and therefore on the degree of capacity utilisation in the company’s manufacturing facilities. Outsourcing of production activities and flexible deployment of personnel in the production locations help to offset some of the negative effects of a downturn in the economic cycle.

Revenues from services are much less affected by the economic cycle. At the moment the ratio between hardware and software & services amounts to about 30:70 and is estimated to rise to 20:80 in 2005. The decline in machine placements in 2002 was therefore largely compensated for by the growth in revenues from software and services. As service activities are handled by the operating companies, these companies proved over the past period to be less affected by the slowdown in growth than the production locations. The year 2002 was characterised by good results in the operating companies and by under-utilisation in the production locations; ultimately this yielded an overall result that, given the prevailing market conditions, can be described as good.

Spread of revenues Océ’s strong technology base, the markets in which Océ operates and the company’s long-term relationship with diverse categories of customers ensure a spread of the risks. The revenues from service, facility services, software and professional services as well as the sales of supplies and the company’s geographical spread help to create stability in the total revenue flow. On a geographical basis Océ’s revenues are spread between Europe (52%), the United States (41%) and the rest of the world (7%). In recent years the results in a number of European countries were less satisfactory. For Océ a balanced spread of revenues and income between the various countries is essential so as to ensure that it is not dependent on the results in a limited number of countries. In 2002 this situation showed a clear improvement compared to the preceding year.

Competitive position In terms of size Océ occupies a mid-position in the market as compared to the other players. The difference in size between Océ and its main competitors has a direct influence on the company’s competitive position. In principle, the bigger companies have a larger R&D budget, are more easily able to invest in new activities and products and are, in theory, more resilient to cope with setbacks.

The size of Océ’s business presents a risk when large-scale investments or major acquisitions are made. Decisions in this area have a relatively big impact on results. Océ’s answer to this risk is to maintain a strong focus. To reduce this risk even further Océ’s policy is to evaluate such moves extremely carefully.

Océ’s competitive strength hinges on its ability to put distinctive systems on the market. This is the reason why Océ concentrates mainly on professional markets that have high quality requirements. It does this chiefly by offering technological concepts which it has developed itself and which give the company a clear and distinctive profile. The most important elements here are reliability, productivity, ease of use and environmental friendliness and a low total cost of ownership. The business model that is applied by Océ is founded on a differentiated in-house technology portfolio combined with the company’s own direct sales and service organisations. In total about 15,600 Océ employees are in constant contact with customers: 4,400 in sales, 4,600 in service and 6,600 in Facility Services. The interaction between R&D, direct sales and services is crucial for the quality of the products and services.

In the markets in which Océ operates the company seeks to achieve a top-three position. In those segments where this proves impossible, Océ will in principle not participate.

Management aspects

Operational risks

Partners Working together with outside partners is of great importance for Océ. In this area Océ concentrates on overall management, which makes it possible to control a large number of activities in line with exact Océ specifications. By far the greater part of the hardware developed by Océ is manufactured by external suppliers in the form of sub-assemblies and modules. Only the strategic components and supplies such as process drums, photoconductors and toners are manufactured by Océ itself. Final assembly of most machines takes place almost entirely in the Netherlands and Germany, with the products being configured in line with customer specifica-tions. Most of the suppliers are located within a radius of 150 kilometres from the production sites. The supply and delivery of components and machines is largely handled by external logistics specialists. As a result the reliability of deliveries, delivery speed and costs are kept well under control.

Safety, health and the environment Océ sets the highest demands with regard to the safety and environmental aspects of its products. Each product should amply comply with the international seals of approval in these areas before it is released for production and sale.

In addition, much attention is devoted specifically in the design stage to user-friendliness, producibility and ease of servicing.

The environmental and safety risks during the production of the machines and supplies are minimised in terms of their scope and nature. Nevertheless the company regularly conducts risk assessments and evaluations. The aim is to identify any risk in the above areas and to take appropriate measures in good time.

Technological risks

Research & Development (R&D) R&D is one of the critical success factors for the company. The development of new technologies and products takes a lot of time. Depending on the technology that is involved, this process can take between four and eight years. This means high levels of investment and a low tolerance for failures or for the delayed introduction of new products.

Regardless of the level of its income, Océ spends more than 6% of revenues on R&D. In absolute terms this is a substantially lower amount than a number of the company’s competitors spend in this area. That forces Océ to maintain a tight focus and to enter into effective alliances with outside partners.

Since major differences in approach exist between the successful development of hardware products and software products, an R&D director, with special responsibility for software product development, was recruited from the IT industry in 2002. Together with the two directors who are responsible for the development of hardware products (printers, scanners, finishers), this corporate software director is in charge of Océ’s development programmes.

Product portfolio Océ’s product portfolio consists of black-and-white and colour printers/ copiers for small and wide format, scanners and software.

The market for black-and-white and printers has reached maturity. As a result product development is now being focused on such aspects as cost-price, cost of ownership, operational reliability, user-friendliness and productivity.

Such a situation does not call for major technological advances but for optimisation of existing technologies. Océ invests sufficient R&D resources in all technologies so as to maintain and improve its competitive position.

The mega-trends for the future are colour printers and document management software. Most of the R&D resources are therefore invested in these technologies.

In 2002 Océ introduced wide format colour printers for the design engineering market (the Océ TCS 400) and the display graphics market (the Océ Arizona 500). Work is under way to develop more products based on these technologies. In addition, Océ is developing its own wide format inkjet technology for the longer term launch. In the small format market Océ introduced the Océ CPS 700 in 2001. This is founded on the company’s own colour technology. Various printers based on this technology are planned for introduction in both the short and the long term.

Management aspects

The market for document management software is very much on the move. At the current time only a few companies are successful in this area. Océ has concentrated its software portfolio on input and output management software, which is used to support the customer’s total printing process. Before making significant investments in this area the strategy will first be carefully fine-tuned.

Financial risks

Leasing For various reasons described earlier in this annual report it has been decided to outsource the lease activities.

In 2003 and 2004 most of the lease portfolio will be sold on a non-recourse basis. For Océ this will have the following financial implications:

–	the return on assets (ROA) of the lease activities is currently between 7 and 8%. In view of Océ’s objective of 12% ROA, this is structurally too low;

–	the balance sheet will be shortened, which will create capacity for financing new, higher-yield activities;

–	the debtors risk linked to the lease activities will be eliminated.

The consequences of the sale of the lease activities are:

–	leasing yields a very stable revenue flow. The volatility of Océ’s results may therefore increase;

–	the profitability (ROA /ROE) will increase as a result of the outsourcing of the lease portfolio.

In the first instance the transfer of the lease activities will have the effect of depressing the net result and hence earnings per share. This effect will have to be offset by making effective use of the funds that are released.

Foreign exchange risks/interest risks Océ largely achieved its revenues in: the countries within the Eurozone (37%), the United States (41%) and the United Kingdom (7%). Revenues in other currencies amounted to 15% in 2002.

Competing suppliers of relevance for Océ are mainly based in the United States and Japan. The prices that Océ charges its customers for its products and services are denominated in the customer’s local currency. The biggest possible proportion of the costs is also incurred in that local currency. As the production and development of new products mainly takes place in the Eurozone, with some of the purchasing costs being denominated in other currencies, a foreign exchange risk arises in respect of the flows of goods from the Eurozone to countries outside the Eurozone. At Océ these net currency flows are the subject of an active foreign exchange management policy. This is implemented in close consultation with the Board of Executive Directors. To control the effects of short-term exchange rate fluctuations on the margin, these positions are hedged up to a maximum of 80% (principally the US dollar, pound sterling and Japanese yen). For several years now it has been company policy always to manage the 12-months position of the US dollar and the pound sterling on a roll-over basis, with hedging being applied up to a maximum of 80%. At balance sheet date the contract value of the forward foreign exchange contracts was € 210 million.

Interest risks relate to a possible mismatch in exposures to fixed interest rates.

Fixed-interest revenues originate from lease and rental contracts, whilst fixed interest charges arise from the financing of these contracts. The extent to which this risk is hedged depends on the desired risk profile. Endeavours are made to achieve a ratio of 60-80% between these fixed-interest assets and liabilities.

Management aspects

Internal management and control systems

Océ has drawn up a framework in which it has laid down the various aspects of internal control and the related procedures. This framework is periodically evaluated and tightened up further where required.

Operational plans Océ uses an annual planning cycle in which action plans, targets and budgets are set on the basis of the overall strategic plan. In implementing the agreed plans the relevant managers are responsible not only for the financial results but also for measures to ensure the management and control of risks. This involves ensuring that such control measures are put in place and complied with, and that their implementation is effectively monitored.

This independent responsibility is performed within the framework of Group policy as set out in the Océ policy principles, which were last revised in June 2002.

Further fine-tuning of Group policy is carried out on the basis of general and specific instructions to the managing directors of the Group companies. Each managing director renders account for his actions via representation letters. He is discharged from his responsibility for the policy pursued on the basis of a discharge procedure that is standardised for the entire Group.

In the most important Group companies a member of the Board of Executive Directors holds office in the board of the local company as a non-executive director or in the supervisory board, which also comprises local experts. Each quarter these boards discuss the results and, where relevant, the internal controls. This direct line provides effective insight into the progress of the processes and into the risks that are being faced, both at the level of the sub-activity and at Group level.

The above-mentioned framework will be scrutinised once again in 2003 in the light of the recommendations made by the Winter Committee and the provisions of the Sarbanes-Oxley Act.

Financial reporting Financial reporting within the Group takes place in accordance with the Information Manual. This manual is continuously updated as regards the internal procedures that are in force and also to keep it in line with the accounting standards that are applicable or will be applicable to Océ in future. As Océ is listed on NASDAQ, the company has to comply not only with the Dutch Guidelines on Annual Reporting (Dutch GAAP) but also with US GAAP. The fact that the Dutch guidelines are developing in the direction of IAS (which will become compulsory for Océ as from the 2006 financial year) and the fact that IAS and US GAAP accounting standards differ from each other implies that the accounting process for Océ is complicated. Each quarter a consolidation of results at Group level is drawn up and this is evaluated by the Board of Executive Directors together with the management of the strategic business units and the staff directors. The consolidated results are then discussed with the Supervisory Board.

As part of the monitoring mechanisms and control processes an audit plan is drawn up each year focused on the most important business processes and the related risks. This plan is implemented in a structure of cooperation between the internal audit department and the external auditor. To ensure an independent monitoring of the risk management process, an Audit Committee was set up within the Supervisory Board in 2002.

Venlo, January 30, 2003

The Board of Executive Directors

R.L. van Iperen, Chairman

J. van den Belt

J.F. Dix

January 2003	Directors central services

Strategic business units

	Digital Document Systems	J.F. Dix
	Wide Format Printing Systems	M.J.A. Frequin

Digital Document Systems

	Corporate Printing	J. Bjørkmann*
	Commercial Printing	H. Würges*
	Software and Professional Services	J.F. Dix
	Facility Services	M.C. Kingmans*

Wide Format Printing Systems

	Technical Document Systems	G. Rongen*
	Display Graphics Systems	W.J. Verheyen*
	Imaging Supplies	A.P. Langendoen*

Research and Development (R&D)

	Wide Body Systems and Cutsheet Systems	W.H.M. Orbons
	Continuous Feed Systems	P. Feldweg
	Software	M. Pracchi (as from October 1, 2002)

	Manufacturing and Logistics	N.J. Koole

Central Operating Company Venlo

	Executive Committee	P.H.G.M. Creemers, chairman
J. Bjørkmann*
H. Blekman (as from January 1, 2003)
M.J.A. Frequin
P. Hagedoorn (as from January 1, 2003)
H.J. Huiberts
N.J. Koole
C.F. Lindenhovius
W.H.M. Orbons
G. Wilbrink*
Central Operating Company Poing (Germany)

	Executive Committee	P. Feldweg
M. Meyer

Corporate Staff

	Secretariat of the Company, Legal Affairs	H.J. Huiberts
	Corporate Personnel and Organisation	P.H.G.M. Creemers
	Finance and Administration	C.F. Lindenhovius
	Chief Information Officer	P. Hagedoorn (as from January 1, 2003)

*	Assistent Director.

January 2003	Principal group companies and their chief executives*

Europe

Belgium	Océ-Belgium N.V./S.A.	J. van Boerdonk	Brussels	2 7294811
	Océ-Interservices N.V./S.A.	J. van Boerdonk	Brussels	2 7294992
	Océ Software Laboratories Namur S.A.	M. Mühe	Namur	81 559611
Denmark	Océ-Danmark a/s	H. Risør	Copenhagen	43 297000
Germany	Océ Holding Deutschland	A.A.J. van Driel and	Mülheim/Ruhr	208 48450
	Verwaltungsgesellschaft m.b.H.	P. Feldweg
	Océ-Deutschland G.m.b.H.	A.A.J. van Driel,	Mülheim/Ruhr	208 48450
S. Landesberger and
D. Pott
	Océ Printing Systems G.m.b.H.	P. Feldweg and	Poing	8121 724031
M. Meyer
	Océ Document Technologies G.m.b.H.	M. Mertgen	Konstanz	75 31874010
Finland	Océ-Finland Oy	J.P. Koskenmies	Helsinki	9 6859110
France	Océ-France S.A.	N. Debargue	Noisy-le-Grand	1 45925000
	Océ Print Logic Technologies S.A.	R. Balmès	Créteil	1 48988000
	Espace Graphic S.A.	J.G. Higel	Saint-Ouen	1 49212345
Hungary	Océ-Hungária Kft.	G. Németh	Budapest	1 2361040
Ireland	Océ-Ireland Ltd.	C. O’Boyle	Dublin	1 4039100
Italy	Océ-Italia S.p.A.	G. Seno	Milan	02 927261
Netherlands	Océ-Technologies B.V.	P.H.G.M. Creemers	Venlo	77 3592222
	Océ-Nederland B.V.	J.J. Kwaak	’s-Hertogenbosch	73 6815815
	Arkwright Europe B.V.	J.R. Marciano	Venlo	77 3209020
Norway	Océ-Norge A.S.	F.O. Nilsen	Oslo	2 2027000
Austria	Océ-Österreich Ges.m.b.H.	G. Schennet	Vienna	1 86336
Poland	Océ-Poland Limited, Sp. Z o.o.	M. Kozlowski	Warsaw	2 28683079
Portugal	Océ-Lima Mayer S.A.	F. Calvache	Lisbon	21 4125700
Spain	Océ-España S.A.	I. Esteve	Barcelona	93 4844800
Czech Republic	Océ-Czech republic s.r.o.	I. Konecny	Prague	2 44010111
United Kingdom	Océ (UK) Limited	M.J. Cornish	Loughton	870 6005544
	Practical Print Solutions Ltd.	S. Neal	Reigate	1737 237000
Sweden	Océ Svenska AB	M. Kullerstrand	Stockholm	8 7034000
Switzerland	Océ (Schweiz) A.G.	J.Th.M. van der Mars	Glattbrugg	1 8291111

North America

United States	Océ-USA Holding, Inc.	R.E. Daly	Chicago, ILL	773 7144408
	Océ-USA, Inc.	M. Baboyian	Chicago, ILL	773 7148500
	Océ Printing Systems USA, Inc.	T. Long	Boca Raton, FL	561 9973100
	Arkwright, Inc.	J.R. Marciano	Fiskeville, RI	401 8211000
	Archer Management Services, Inc.	M.D. Weiner	New York, NY	212 5022100
	Océ Groupware Technology, Inc.	E. Wagner	Cleveland, OH	216 6879970
	Océ Display Graphics Systems, Inc.	R. Kumar	San José, CA	408 2201533
	Océ Reprographic Technologies, Inc.	E. Wagner	Phoenix, AZ	602 7441353
Canada	Océ-Canada, Inc.	S. Goodall	Toronto	416 2245600
Mexico	Océ-Mexico S.A. de C.V.	J. Colin	Mexico City	52 5550898710

*	Where holdings are less than 95% of total equity, the percentage of capital held is stated.

A list of affiliated companies is available for public inspection at the Commercial Registry, Venlo, in conformity with the provisions of Article 379, Book 2 of the Dutch Civil Code.

Principal group companies and their chief executives

Asia / Pacific

Australia	Océ-Australia Ltd.	P.W.M. Thomassen	Scoresby	3 97303333
China	Océ Office Equipment (Beijing) Co.,Ltd.	N.W. Kooij	Beijing	10 65281200
	Océ Office Equipment (Shanghai) Co.,Ltd.	N.W. Kooij	Shanghai	21 62729698
Hong Kong	Océ (Hong Kong China) Ltd.	N.W. Kooij	Hong Kong	25776064
Japan	Océ-Japan Corporation (85%)	O. Suruga	Tokyo	3 54026112
Malaysia	Océ Malaysia Sdn. Bhd.	M. Sak	Petaling Jaya	603 79668000
Singapore	Océ (Singapore) Pte. Ltd.	C. Wilson	Singapore	6 8462381
Thailand	Océ (Thailand) Ltd.	M.A.M.E. van Mierlo	Bangkok	2 2607133

Other countries

Brazil	Océ-Brasil Comércio e Indústria Ltda.	S. Notermans	São Paulo	11 30535300
South Africa	Océ Printing Systems	M. Broude	Johannesburg	11 2586000
(South Africa) (Pty.) Ltd.

Direct Export

Netherlands	Océ Direct Export	J.W. Verschaeren	Venlo	77 3592222

Lease companies

Australia	Océ-Australia Finance Pty. Ltd.	P.W.M. Thomassen	Scoresby	3 97303333
Germany	Océ-Deutschland Financial	A.A.J. van Driel	Mülheim/Ruhr	208 48450
Services G.m.b.H
France	Océ-France Financement S.A.	M. Gianfermi	Saint-Cloud	1 45925055
Spain	Océ-Renting S.A.	E. de Sus	Barcelona	93 4844800
United Kingdom	Océ (UK) Finance Ltd.	N. Anderson	Loughton	870 6005544
United States	Océ-Credit Corporation	S. Schulein	Boca Raton, FL	1 5619973100

Minority holdings

Cyprus	Heliozid Océ-Reprographic (Cyprus) Ltd.	25%
Germany	Interface A.G.	11%
Singapore	Datapost Pte. Ltd.	30%

List of terms and abbreviations

Analogue In relation to copiers: non-digital production of a copy with the aid of a photo-lens; analogue machines cannot communicate with other copying machines (see also digital below).

Best practices Used within Océ to mean: the best results that have been achieved as a result of a specific strategy and that are suitable for more widespread application within the organisation.

CAD Computer Aided Design: designing with the aid of the computer.

Captive lease companies Lease companies which are owned by or are linked via fixed contracts to a bigger company, often a financial institution.

Commercial Printing Printing activities for commercial purposes, i.e. the prints are produced for and sold to third parties.

Commodity In relation to printers: a machine that is regarded by the market as a commodity article.

Competence Centre Used within Océ to mean: knowledge centre within the Océ organisation in which technological expertise and specialisations are concentrated.

Competency/performance management Personnel policy aimed at ensuring that the know-how and performance of employees at Océ is maintained at the required level and is in line with the technological progress of the business.

Corporate Governance The controls, checks & balances and supervision systems in place within a company to safeguard the integrity and ethics of decision-making by company bodies.

Corporate Printing Printing activities in environments (such as offices) where such activities are solely linked to in-house activities.

Conference call Used within Océ to mean: a telephone conference organised by Océ with investment analysts to explain and provide background information about the financial results.

Continuous feed Paper that is fed through printers on rolls or in the form of concertina-folded forms (see also fanfold).

CopyPress printing technology System for producing copies of offset print quality in which the toner is ‘pressed’ onto the paper.

Copy shop Business that specialises in making copies and prints for third parties (see also print shops and job printers).

Corporate segment Used here to mean: printing and copying activities in office environments (see also Corporate Printing).

Cost of ownership The ongoing fixed and variable costs relating to a product after it has passed into customer ownership.

Cutsheet printing Printing operation in which separate sheets of paper are fed into the machine (as opposed to fanfold and roll feed).

Digital In relation to printers and copiers: producing a print or copy by means of laser or LED exposure in a computer-controlled machine which can also communicate via a network; used here as the opposite to analogue (see above).

Digital Document Systems (DDS) Océ’s strategic business unit that is active in the productive segments of the corporate and commercial printmarket.

Digitisation The conversion of information into digital, computer-readable codes.

Dpi Dots per inch: indicates the resolution of a scan or print, i.e. the number of dots scanned or displayed per inch.

Direct Imaging Process (DIP) drum System in which the image is formed in one single pass on a drum before being transferred to the copying material.

Display Graphics Systems  (DGS) The Océ business group that is active on the market for wide format colour prints such as posters, banners and billboards.

Document management All activities required for the preparation, copying/printing and finishing of documents.

EBITDA Term used to describe the financial results: Earnings Before Interest, Tax, Depreciation and Amortisation of goodwill.

Engineering segment Used here to mean: printing and copying activities in industry, mostly involving wide formats.

Facility Services Having the supplier of certain products handle the work involved in the use of those products. Used here to mean: the Océ business group that performs printing, copying and document flow management activities on a customer’s premises at that customer’s request. In the USA ‘outsourcing’ is the term used to describe Facility Services.

Fanfold machine High volume printer for processing concertina-folded (continuous-feed) forms.

Finishing The subsequent processing of prints, such as binding, folding and stapling.

Flatbed machine Machine in which the material to be printed on is placed on a horizontal (flat) print bed.

Fleetmarking Painting or lettering of vehicle fleets in the house style of a company or organisation.

Full colour Image reproduced entirely in colour.

Hedging policy Providing cover against the risk of future purchases of shares by entering into contracts for the future sale of shares.

Human Resources Management Policy developed for the recruitment and further training of personnel to fulfil posts within a business.

Imaging Supplies The Océ business group that specialises in offering materials which are used in printing, copying and plotting, e.g. paper, films, labels, toners etc.

Inkjet technology Printing technique in which fine droplets of ink are used to build up the printed image.

Input and output management All activities involved in preparing for and executing print jobs.

Job printer A business that specialises in making copies and prints for third parties.

List of terms and abbreviations

‘One-stop shopping’ Buying in as many services as possible from one single supplier, e.g. printers, systems application software, service, support and their financing.

Organic Photoconductor (OPC): light-sensitive and durable photocon-ductor (drum or belt) for transferring the image onto the carrier material.

Outsourcing Used here to mean: Contracting out a package of activities to third parties that are specialised in handling this type of work.

Personalised mail Prints (usually for advertising purposes) that carry the recipient’s personal data (such as customer name and address).

Photoconductor (OPC) See Organic photoconductor.

Piezo inkjet printer Inkjet printer (see above) that operates by means of piezo-electricity, which is produced by bringing local pressure to bear on crystals.

Plotter system System that enables analogue or digital printing of a design drawing generated with the aid of CAD systems.

Ppm Prints per minute: used to denote the speed of a machine’s output.

Print engine Complete drive and control unit for a printer.

Print-for-pay environment Environment in which the cost of the prints that have been produced can be charged to the client.

Printing-on-demand Digital printing system which, on the basis of an updated document or a database, can generate a print-run of any required size at the moment when this is needed for immediate use.

Proxy solicitation The granting of proxy to the company by the shareholder, enabling the company to vote on behalf of that shareholder.

Quick printers Businesses that can produce prints immediately and without waiting times.

Raster Imaging Process software Software required for the printing technique in which image transfer takes place by means of raster screens.

Representation letter Used at Océ to mean: a report by a manager to senior management about the policy pursued and the performances delivered during a set period in the past.

Scanning The digital reading of an image, followed by its storage in a memory device.

Sign shops Businesses that produce wide format colour prints for advertising purposes, warning signs, road signs and direction signs.

Software & Professional Services Business group within Océ that concentrates on the organisation and digital management of a customer’s document flows and their component parts.

Stakeholders All those who have an interest (financial or otherwise) in Océ’s activities.

Stand-alone machine Copier or printer that is not linked to a network.

Swap Interest rate management instrument used to change the type of interest rate (fixed or floating) on a loan.

Technical Document Systems Business group within Océ that concentrates on the printing and copying of wide format drawings in technical environments, factories and architectural firms.

Transaction print production Production of prints and copies on request in either big or small print-runs.

Twin configuration Two printers installed in line, the aim being to increase the print production per unit of time. This configuration also enables extra colours to be added during a single printing operation.

User interface Link between the user and a computer (system), both in hardware and software, enabling the user to communicate with the system in the way that is easiest and fits in best with the activities that are being performed.

US GAAP American accounting principles (United States Generally Accepted Accounting Principles).

Volume segment Internationally accepted industrial standard for classifying the copying and printing markets into segments based on the number of prints or copies produced per machine per month.

Wide Format Printing Systems (WFPS) Océ’s strategic business unit that is active in the market for printing, copying and plotting of wide format documents.

Workflow Used at Océ to mean: the volume of print assignments and the related activities to be carried out within an organisation.